NEXMED
INC

NEXMED 2005 AN...


PARTNERING FOR THE FUTURE





Richard J. Berman
*Chief Executive Officer*

## TO OUR SHAREHOLDERS

**Reflection...**

2005 was a year of pivotal change for NexMed. In October 2005, we celebrated our ten year anniversary, and reflected on our accomplishments and our potential.

The milestone event of 2005 was the announcement of our licensing agreement with Novartis for our proprietary treatment for nail fungus. Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and will assume all further development, regulatory, manufacturing and commercialization responsibilities, as well as costs. We look forward to reporting to you as advances are made in this key program.

During 2005, we were honored to present our research results at various scientific conferences, including promising pilot clinical data on NM100061, our proprietary treatment for early ejaculation ("EE"), which is commonly known as premature ejaculation. EE is the most prevalent male sexual dysfunction, affecting as many as one-third of men worldwide at some time in their lives, but no satisfactory treatment is available. We plan to proceed with our Investigational New Drug (IND) filing and commence clinical development of our product.

We streamlined our operations, reduced our burn rate by half and renewed our commitment to building on our core strength. Investors responded positively to our cost cutting measures and refocused product development efforts. We successfully strengthened our cash reserves by raising $8.3 million in a very difficult financing climate. In my opinion, this was a testament of our investors' confidence in our future.

**Looking forward...**

We entered 2006 a stronger, more focused company. We will continue to grow the company based on our core strength of research and development. Moving forward, we intend to focus our resources and efforts on maximizing product development on selected indications and products that our research has shown to be ideal for NexACT® technology.

Providing the foundation for growth is our commitment to our business strategy for early-stage partnering opportunities for co-development and licensing. We continue to pursue key alliances and collaborations with pharmaceutical companies for all of our products under development. We look forward to sharing with you exciting news on clinical achievements and new partnerships as they develop.

This truly is a groundbreaking time for NexMed. Our new course of action is designed to maximize the value of the company and ensure its long-term sustainability. As our anti-fungal product advances through clinical and regulatory development in 2006, we expect to receive significant milestone payments in 2007 and 2008.

In closing, we extend our heartfelt appreciation to our employees for their commitment and dedication in making NexMed a success. We also cannot conclude this letter without expressing our recognition of Dr. Joseph Mo for all that he has contributed to NexMed. Joseph has been, and remains, our good friend and dedicated colleague.

We will continue NexMed's growth with our stockholders in mind. Thank you for your confidence and ongoing support.

Sincerely,

**Richard J. Berman**
*Chief Executive Officer*
*March 15, 2006*

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 0-22245

# NEXMED, INC

(Exact Name of Registrant as Specified in Its Charter)



| | |
|---|---|
| **Nevada** | **87-0449967** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**89 Twin Rivers Drive, East Windsor, NJ 08520**
(Address of Principal Executive Offices) (Zip Code)

**(609) 371-8123**
(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Exchange on Which Registered |
|---|---|
| Common Stock, par value $.001 | The NASDAQ National Market |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

As of March 6, 2006, 65,046,658 shares of the common stock, par value $.001, of the registrant were outstanding, and the aggregate market value of the common stock held by non-affiliates, based upon the last sale price of the registrant's common stock on June 30, 2005, was approximately $67.4 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement to be delivered to our stockholders in connection with the Company's 2006 Annual Meeting of Stockholders (the "2006 Proxy Statement") are incorporated by reference into Part III of this Report.

**NEXMED, INC.**
**INDEX TO ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION**
**YEAR ENDED DECEMBER 31, 2005**

## ITEMS IN FORM 10-K

## PART I.

### ITEM 1. BUSINESS.

Some of the statements contained in this Report discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. These risks and uncertainties include but are not limited to, those risks and uncertainties set forth under the heading "Factors That Could Affect Our Future Results" of Part I of this Report. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this Report, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

#### General

We are a Nevada corporation and have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce systemic side effects that often accompany oral and injectable medications. We intend to continue our efforts developing topical treatments based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

We have applied the NexACT® technology to a myriad of drug compounds and delivery systems, and are in various stages of developing new topical treatments for sexual dysfunction, nail fungus and premature ejaculation.

On September 15, 2005, we announced an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd. ("Novartis"), for NM100060, our proprietary nail lacquer treatment for onychomycosis (nail fungal infection). Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and would assume all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay us up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, we would be eligible to receive royalties based upon the level of sales achieved.

The most advanced of our products under development is Alprox-TD® which is an alprostadil-based cream treatment intended for patients with erectile dysfunction. In December 2002, we completed two pivotal Phase 3 studies for Alprox-TD®, which tested over 1,700 patients at 85 sites throughout the U.S. There are additional clinical studies for Alprox-TD including a 12-month open label study that we would have to complete before we could file for product approval in the U.S. and in Europe. The timeframe for us to begin these studies largely depends on our ability to obtain funding through existing and/or additional partnering agreements for Alprox-TD® which we are in the process of pursuing. However, consummation of such arrangement(s) is subject to complex negotiations of contractual relationships, and we many not be able to consummate such relationships on a timely basis, or on terms acceptable to us.

On July 1, 2004, we entered into a license, supply and distribution agreement with Schering AG, Germany ("Schering"). This agreement provides Schering with exclusive commercialization rights to Alprox-TD® in approximately 75 countries outside of the U.S. Under the terms of this partnership, we will retain the intellectual property relating to Alprox-TD® and will manufacture and supply the product to Schering. We may receive future milestone payments as well as a share of the revenue through transfer price payments based on the supply of Alprox-TD®.

Assuming we obtain partner financing for conducting the requisite studies, we believe that we will be able to file the New Drug Application for Alprox-TD® in the U.S. and the Marketing Authorization Application in Europe, approximately ten and fourteen months, respectively, after the completion of patient enrollment for the 12-month open-label study. However, these timeframes may change if we encounter any delay in clinical testing or regulatory concurrence. If we are not able to successfully arrange financing through additional partnering agreements in order to substantially pre-fund the studies described above or obtain timely and satisfactory regulatory review, we may be required to discontinue the development of Alprox-TD®. In addition, it is possible that we may not have successful clinical results or receive regulatory approval on a timely basis, if at all.

Alprox-TD® has been selling in China and in Hong Kong since October 2001 and April 2002, respectively, under the Befar trademark. The product is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We are entitled to receive from our Asian licensee very modest royalty payments in connection with the distribution of Befar® in China and other Asian markets if and when Befar® is approved for marketing in such other markets. The sale of Befar® has been limited for several reasons including that China has a limited number of patients who can afford erectile dysfunction treatments.

We are also developing Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed one U.S. Phase 2 study for Femprox®, and also a 400-patient study for Femprox® in China, where the cost for conducting clinical studies is significantly lower than a U.S. Phase 2 study. We have been in contact with several potential co-development partners. We do not intend to conduct additional studies for this product until we have secured a co-development partner.

On December 15, 2005, we announced the departure of Dr. Y. Joseph Mo as President and Chief Executive Officer of the Company. On January 12, 2006, we announced the appointment of Richard J. Berman, who has served on the Board of Directors since 2002, as Chief Executive Officer of the Company. The Board of Directors has mandated Mr. Berman to improve the Company's financial condition and focus its development efforts.

As a result, we have significantly cut our monthly expenses by streamlining our operations and we intend to reduce our monthly "burn rate" to approximately $500,000 by the middle of 2006. To this end, we have not renewed our leases at two locations, and are in the process of consolidating our operations into our East Windsor facility which was originally designed for manufacturing with offices and laboratories. We anticipate the consolidation in facilities will result in savings to the Company of approximately $600,000 per year. Further, we are in the process of reducing our staff by approximately 40% which, with reductions made in December 2005, we expect to result in annual savings of approximately $2.8 million.

We are also analyzing our product pipeline for opportunities to license or divest some of our products under development, with the goal of focusing our attention on product opportunities that would replicate the model of our licensed anti-fungal nail treatment. We have decided to concentrate our development efforts on our non-patch topical products. In February 2006, we informed the Japanese pharmaceutical company for whom we were developing a pain management patch product of our decision to terminate the development agreement. We have offered them the opportunity to acquire the product formulation from us.

In January 2006, we completed a private placement of common stock and warrants which yielded gross proceeds to us of approximately $8.3 million. This cash infusion significantly strengthened our cash position, giving us approximately 18 months in cash reserves at current levels of operations. This projection is based on a number of assumptions including our estimate of the reduced monthly burn rate for 2006 and our ability to renegotiate our $6 million in convertible notes to be able to repay amounts due in 2006 and 2007 in equity rather than cash. There is no assurance that we will be able to renegotiate our convertible notes on terms acceptable to us, if at all. If we are unable to achieve these objectives, additional financing will be required sooner than anticipated. Our cash position as of February 28, 2006 was approximately $9 million.

**Research and Development**

Our research and development expenses for the years ended December 31, 2005, 2004, 2003 were $11,222,099, $10,684,477 and $8,439,340, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and from such date through December 31, 2005 we have spent $81,041,264 on research and development.

**Patents**

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our twelve U.S. patents issued for NexACT® technology and/or our NexACT® -based products under development, and the year of expiration for each patent:

| Patent Name | Expiration Date |
|---|---|
| Biodegradable Absorption Enhancers | 2008 |
| Biodegradable Absorption Enhancers | 2009 |
| Compositions and Methods for Amelioration of Human Female Sexual Dysfunction | 2017 |
| Topical Compositions for PGE1 Delivery | 2017 |
| Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery | 2017 |
| Medicament Dispenser | 2019 |
| Crystalline Salts of dodecyl 2-(N, N-Dimethylamino) | 2019 |
| Topical Compositions Containing Prostaglandin $E_1$ | 2019 |
| CIP: Topical Compositions Containing Prostaglandin $E_1$ | 2019 |
| Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction | 2020 |
| CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction | 2020 |
| Topical Stabilized Prostaglandin E Compound Dosage Forms | 2023 |

In addition, we have over 200 International patents and U.S. and International patent applications pending.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

**Segment and Geographic Area Information**

You can find information about our business segment and geographic areas of business in Note 16 of the Notes to Consolidated Financial Statements.

**Employees**

As of March 13, 2006, we had 26 full time employees, 4 of whom have Ph.D degrees, 3 of whom are executive management and 13 of whom are engaged in research and development activities. We also rely on a number of consultants. None of our employees is represented by a collective bargaining agreement. We believe that we have a good relationship with our employees.

**Executive Officers of the Registrant**

The Executive Officers of the Company are set forth below.

| Name | Age* | Title |
|---|---|---|
| Richard J. Berman | 63 | Director, President and Chief Executive Officer |
| Vivian H. Liu | 44 | Executive Vice President and Secretary |
| Mark Westgate | 36 | Vice President and Chief Financial Officer |

* As of March 1, 2006

Richard J. Berman is, and has been, our President and Chief Executive Officer since January 2006. Since 2001, Mr. Berman has served as a Director and/or Chairman of several public and private companies. Mr. Berman currently serves on the board of directors of MediaBay, Inc. (Nasdaq: MBAY), Internet Commerce Corporation (Nasdaq: ICCA), GVI Security Solutions Inc. (OTC: GVIS.OB), Dyadic International, Inc. (OTC: DYAD.OB), Int'l Microcomputer Software (OTC: IMSI.OB), National Investment Managers ("FEST"), Nayna Networks, Inc. ("RSCBT") and Advaxis, Inc . He is currently Chairman of National Investment Managers, a public company in pension administration and investment management; and Chairman of Candidate Resources, a private company delivering HR services over the Web. From 1998 to 2000, he was employed by Internet Commerce Corporation, a high technology company, as Chairman and CEO. Previously, Mr. Berman worked at Goldman Sachs and was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments and advised on over $4 billion of M&A transactions. He is a past Director of the Stern School of Business of NYU, where he earned both a B.S. and an M.B.A. He also has a U.S. and foreign law degree from Boston College and The Hague Academy of International Law, respectively .

Vivian H. Liu is, and has been, our Executive Vice President since January 2006, our Secretary since 1995 and our Treasurer since 1999. Ms. Liu served as the Company's Vice President of Corporate Affairs from September 1995 until December 2005, Acting Chief Executive Officer from December 2005 until January 2006, Chief Financial Officer from January 2004 until December 2005, Acting Chief Financial Officer from 1999 to January 2004 and Treasurer from September 1995 to September 1997. In 1994, while the Company was in a transition period, Ms. Liu served as Chief Executive Officer. From 1985 to 1994, Ms. Liu was a business and investment adviser to the government of Quebec and numerous Canadian companies with respect to product distribution, technology transfer and investment issues. Ms. Liu received her MPA in International Finance from the University of Southern California and her BA from the University of California, Berkeley.

Mark Westgate is, and has been, our Vice President and Chief Financial Officer since December 2005. From March 2002 to December 2005, Mr. Westgate served as our Controller. He has over fifteen years of public accounting and financial management experience. From August 1998 to March 2002, Mr. Westgate served as Controller and Director of Finance for Lavipharm Laboratories Inc, a company specializing in drug delivery and particle design. Prior to joining Lavipharm, he was a supervisor at Richard A. Eisner & Company, LLP where he performed audits and provided tax advice for clients in various industries including biotech. Mr. Westgate is a Certified Public Accountant and a member of the New York State Society of Certified Public Accountants. He holds a B.B.A. in public accounting from Pace University.

## WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an Internet website address at http://www.nexmed.com. We make available free of charge on our internet website address our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov .

## ITEM 1A. RISK FACTORS.

## FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

## RISKS RELATED TO THE COMPANY

**We continue to incur operating losses.**

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar® in Asia and research and development agreements and have received an initial $4 million payment from Novartis, but have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $117,687,621 since our inception and through December 31, 2005. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful licensing or commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development or from licensing fees, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in licensing, manufacturing, distributing and marketing our proposed products.

**Our independent registered public accounting firm has doubt as to our ability to continue as a going concern.**

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2005 consolidated financial statements included in this annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

**We will need partnering agreements and significant funding to continue with our research and development efforts, and they may not be available.**

Our research and development expenses for the years ended December 31, 2005, 2004, 2003 were $11,222,099, $10,684,477 and $8,439,340, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, and from such date through December 31, 2005 we have spent $81,041,264 on research and development. Given our current level of cash reserves and low rate of revenue generation, we will not be able to fully advance our products under development unless we enter into additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

We will also need significant funding to pursue our overall product development plans. In general, products we plan to develop will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant investment prior to their commercialization. Even with funding, research and development activities may not be successful; our products may not prove to be safe and effective; clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

**We currently have no sales force or marketing organization and will need, but may not be able, to attract marketing partners or afford qualified or experienced marketing and sales personnel.**

In order to market our proprietary products under development, we will need to attract additional marketing partner(s) that will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. Consummation of partnering arrangements is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

**Pre-clinical and clinical trials are inherently unpredictable. If we or our partners do not successfully conduct these trials, we or our partners may be unable to market our products.**

Through pre-clinical studies and clinical trials, our products must be demonstrated to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow for prediction of results in later-stage testing. Future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. Commercial sales in the United States of our products cannot begin until final FDA approval is received. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

**We depend on Novartis to realize the potential of NM100060, and, if we successfully enter into similar licensing agreements for other products, we will similarly be dependent upon our other partners.**

In September 2005, we announced a global licensing agreement with Novartis, pursuant to which Novartis acquired the exclusive worldwide rights to NM100060, our topical anti-fungal nail treatment product, and agreed to pay us up to $51 million on the achievement of specific development and regulatory milestones and assume all costs and responsibilities related to NM100060. In addition, Novartis agreed to pay us royalties based upon the level of sales achieved. To date, we have received $4 million from Novartis. In order to realize the full potential of NM100060, we will depend upon Novartis for the development, manufacturing and commercialization of NM100060 and for obtaining regulatory approval of NM100060. In addition, many of the milestones upon which the Company would receive payment are based upon the satisfaction of criteria set by Novartis and the determination by Novartis to seek regulatory approval for the drug. Novartis may terminate the licensing agreement, in its entirety or on a country-by-country basis, by providing the Company up to 180 days notice. However, in such case Novartis would be obligated to complete the first Phase III clinical trial for the product and the rights to NM100060 would revert back to NexMed. Since we intend to pursue similar licensing arrangements for other products, we will similarly be dependent on our partners to realize the full potential of such products.

**Patents and intellectual property rights are important to us but could be challenged.**

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others. In addition, we have agreed to indemnify our partners for certain liabilities with respect to the defense, protection and/or validity of our patents and would also be required to incur costs or forego revenue if it is necessary for our partners to acquire third party patent licenses in order for them to exercise the licenses acquired from us.

We have twelve U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

**We and our licensees depend upon third party manufacturers for chemical manufacturing supplies.**

We and our licensees are dependent on third party chemical manufacturers for the active drugs in our NexACT®-based products under development, and for the supply of our NexACT® enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we or our licensees would encounter costs and delays in revalidating new third party suppliers.

**We face severe competition.**

We are engaged in a highly competitive industry. We and our licensees can expect competition from numerous companies, including large international enterprises, and others entering the industry with regard to our products. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

**We may be subject to potential product liability and other claims, creating risks and expense.**

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

**Our stock may be delisted from Nasdaq, which may make it more difficult for you to sell your shares.**

Currently, our Common Stock trades on the Nasdaq National Market. NASD Marketplace Rule 4450 provides that a company must comply with continuing listing criteria to maintain its Nasdaq listing. On December 30, 2005, the Company was notified by The Nasdaq Stock Market ("Nasdaq") that for the previous 10 consecutive trading days the market value of the Company's Common Stock had been below the minimum $50,000,000 requirement for continued inclusion by Marketplace Rule 4450(b)(1)(A). Pursuant to Marketplace Rule 4450(e)(4), the Company was provided 30 calendar days, or until January 30, 2006, to regain compliance. In addition, the Company did not comply with the alternative continued listing criteria provided in Marketplace Rule 4450(b)(1)(B), which requires total assets and total revenue of $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years. On February 6, 2006, the Company received a letter from the Nasdaq Hearings Department stating that it has demonstrated full compliance with requirements necessary for continued listing on the Nasdaq National Market.

In addition, included in Nasdaq's continued listing criteria is a minimum bid price per share of $1.00. Failure to maintain such price for 30 consecutive days and beyond a grace period of 180 days could lead to delisting from the Nasdaq National Market.

If we were to be delisted from the Nasdaq National Market, our Common Stock would be listed on the Nasdaq SmallCap Market, assuming we meet those listing requirements. If we failed to meet the Nasdaq SmallCap listing requirements, our stock would be considered a penny stock under regulations of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock, which could severely limit the market liquidity of the Common Stock and your ability to sell our securities in the secondary market. In addition, if we fail to maintain our listing on Nasdaq or any other United States securities exchange, quotation system, market or over-the-counter bulletin board, we will be subject to cash penalties under investor rights agreements to which we are a party until a listing is obtained.

## INDUSTRY RISKS

**We are vulnerable to volatile market conditions.**

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

**We and our licensees are subject to numerous and complex government regulations which could result in delay and expense.**

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before any products we develop are marketed, FDA and comparable foreign agency approval must be obtained through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

The failure to obtain requisite governmental approvals for our products under development in a timely manner or at all would delay or preclude us and our licensees from marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend that our products will be sold and marketed outside the U.S., we and/or our licensees will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. The failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if one or more products is successfully brought to market, reimbursement to consumers may not be available or sufficient to allow the realization of an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

## RISKS RELATED TO OWNING OUR COMMON STOCK

**We do not expect to pay dividends on our common stock in the foreseeable future.**

Although our shareholders may receive dividends, if and when declared by our board of directors, we do not intend to declare dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

**We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.**

We are authorized to issue 130,000,000 shares of our capital stock, consisting of 120,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of March 6, 2006, 65,046,658 shares of our Common Stock were issued and outstanding and 21,978,306 shares of our Common Stock were issuable upon the exercise or conversion of outstanding preferred stock, options, warrants, or other convertible securities (including preferred stock, warrants and convertible notes held by certain selling shareholders). As of March 6, 2006, there were no shares of Series A or Series B Preferred Stock outstanding and 87.5 shares of Series C Preferred Stock outstanding. In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants, as well as our outstanding Preferred Stock, provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the then exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise or conversion price will be reduced and the dilution to shareholders increased.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

We currently have our principal executive offices and laboratories in a 31,500 square foot facility in East Windsor, NJ, which we own. Since 2000, we have invested approximately $9.4 million for the land, building and upgrade.

We also lease approximately 5,000 square feet of laboratory space in Monmouth Junction, NJ for approximately $14,000 per month pursuant to a lease. Such lease expires in April 2006 and will not be renewed.

NexMed International Limited subleases 1,000 square feet of office space in Hong Kong for approximately $3,000 per month pursuant to a month-to-month arrangement.

## ITEM 3. LEGAL PROCEEDINGS.

We brought a civil action against Block Investment, Inc., Clealon B. Mann and The Somerset Group, Inc. for infringement of U.S. Patent No. 5,133,352, which covers the rights to our herpes treatment device that we acquired in 1994. The action was brought in the U.S. District Court for the District of Utah, Central Division; Civil Action No. 2:04cv00288TS. This case was tried before a jury who returned a unanimous verdict, finding that our wholly-owned subsidiary, NexMed Holdings, Inc., is to be awarded $144,000 in damages from Defendant Block Investment, Inc. and an additional $100,000 in damages from Defendant Clealon B. Mann. The jury also found that the patent infringement was willful as to Block Investment, Inc. and Clealon B. Mann. Our motion for a default judgment against The Somerset Group, Inc. is pending.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of 2005.

# PART II.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock is traded on the NASDAQ National Market System ("NASDAQ") under the symbol "NEXM."

The following table sets forth the range of the high and low sales prices as reported by NASDAQ for each quarter from January 1, 2004 to December 31, 2005.

| | Price of Common Stock ($) | |
|---|---|---|
| | **High** | **Low** |
| **2005** | | |
| First Quarter | 1.57 | 1.02 |
| Second Quarter | 1.45 | 1.06 |
| Third Quarter | 2.56 | 1.25 |
| Fourth Quarter | 1.63 | 0.71 |
| **2004** | | |
| First Quarter | 4.70 | 2.20 |
| Second Quarter | 3.45 | 1.46 |
| Third Quarter | 2.44 | 1.25 |
| Fourth Quarter | 1.69 | 1.20 |

On March 6, 2006, the last reported sales price for our Common Stock on NASDAQ was $1.03 per share, and we had 251 holders of record of our Common Stock.

### Dividends

We have never paid cash dividends on our common stock and do not have any plans to pay cash dividends in the foreseeable future. Our board of directors anticipates that any earnings that might be available to pay dividends will be retained to finance our business.

## ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein.

| Income Statement Data | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Product sales and royalties | $ 9,702 | $ 9,519 | $ 6,206 | $ 63,417 | $ 68,089 |
| Licensing and research and development fees | $ 2,389,459 | $ 349,850 | $ 104,537 | $ 84,611 | 0 |
| Net Loss | $(15,442,438) | $(17,023,648) | $(17,233,566) | $(27,641,519) | $(16,174,861) |
| Basic and Diluted Loss per Share | $ (0.32) | $ (0.39) | $ (0.60) | $ (1.03) | $ (0.63) |
| Weighted Average Common Shares Outstanding Used for Basic and Diluted Loss per Share | 52,528,345 | 43,603,546 | 33,649,774 | 26,937,200 | 25,486,465 |

| Balance Sheet Data | December 31, 2005 | December 31, 2004 | December 31, 2003 | December 31, 2002 | December 31, 2001 |
|---|---|---|---|---|---|
| Total Assets | $13,331,943 | $20,272,661 | $23,133,679 | $14,140,127 | $27,314,713 |
| Total Long Term Liabilities | $ 4,122,997 | $ 6,801,826 | $ 7,335,877 | $ 5,782,518 | $ 724,577 |
| Stockholders' Equity | $ 640,354 | $11,401,285 | $12,723,408 | $ 3,223,492 | $24,107,865 |

We do not have any off-balance sheet arrangements.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

### General

We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

We have applied the NexACT® technology to a myriad of drug compounds and delivery systems, and are in various stages of developing new topical treatments for sexual dysfunction, nail fungus, and premature ejaculation.

We intend to pursue our research, development, and execute a business strategy with the goal of achieving a level of development sufficient to enable us to attract potential strategic partners with resources sufficient to further develop and market our proprietary products both domestically and internationally.

### Liquidity, Capital Resources and Financial Condition

We have experienced net losses and negative cash flows from operations each year since our inception. Through December 31, 2005, we had an accumulated deficit of $117,687,621. Our operations have principally been financed through private placements of equity securities and debt financing. Funds raised in past periods should not be considered an indication of our ability to raise additional funds in any future periods. At December 31, 2005, we had cash and cash equivalents and short-term investments of approximately $3.45 million, as compared to approximately $9.13 million at December 31, 2004.

In January 2006, we completed a private placement of common stock and warrants pursuant to which we raised over $8.3 million in gross proceeds. We sold 9,347,191 shares of our common stock at $0.89 per share. The investors received four-year warrants to purchase 3,738,876 shares of common stock, exercisable beginning six months after closing at a price of $1.11 per share. The proceeds from this financing are being used for general corporate purposes and for our product development programs based on the NexACT® technology.

At December 31, 2005, we had cash and cash equivalents and short-term investments of approximately $3.5 million as compared to $9.1 million at December 31, 2004. In January 2006, we received a cash infusion of $8.3 million in gross proceeds from the completion of a private placement of our securities. We project that our cash reserves as of the date of this report are sufficient to sustain our operations for approximately 18 months. This projection is based on a number of assumptions including our estimate of the reduced monthly burn rate for 2006 and our ability to renegotiate our $6 million in convertible notes to be able to repay amount owed in 2006 and 2007 in equity rather than cash. There is no assurance that we will be able to renegotiate our convertible notes on terms acceptable to us, if at all. If we are unable to achieve these objectives, we will require additional financing sooner than anticipated.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products. There can be no assurance that we can operate profitably in the future.

In September 2005, we received $4 million in connection with an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd., ("Novartis") for our NM100060 nail lacquer. Additionally, in the fourth quarter of 2005 we received approximately $495,000 from Novartis for preclinical and patent expense reimbursement. In May 2005, we completed a private placement of our securities and received net proceeds of approximately $4.2 million. Additionally, in 2005, we received approximately $835,000 upon the exercise of stock options and warrants. During 2005, we expended approximately $14.4 million in cash, which consisted of approximately $2.7 million for the clinical and pre-clinical program for the NM100060 lacquer and our fixed monthly overhead costs of approximately $1,000,000 per month.

At December 31, 2005 we had a $582,440 other receivable as compared to zero at December 31, 2004. The other receivable represents amounts billed to our licensing partner in connection with the exclusive global licensing agreement for our NM100060 nail lacquer. Pursuant to the terms of the agreement, Novartis has agreed to reimburse us for related patent expenses as well as the remaining costs to completion of preclinical studies that we had begun prior to the signing of the agreement.

At December 31, 2005, we had $373,935 in prepaid expenses and other assets as compared to $1,399,514 at December 31, 2004. Such prepaid expenses consisted primarily of initial deposits made in 2003 and 2004 to an independent clinical research organization for the Company's planned clinical studies for Alprox-TD®. However, due to costs incurred in connection with the clean up and data analysis by the independent clinical research organization of an open-label safety study which was halted in November 2002 because of FDA concerns about results of our transgenic mice study, the independent clinical research organization agreed to apply the Company's deposits held for the planned clinical studies for Alprox-TD® to the clean up of the open-label study. Additionally, in 2005 we engaged the independent clinical research organization to run a Phase 1 clinical trial for our NM100060 nail lacquer. The costs incurred for the clean up of the Alprox-TD® open-label study as well as for the Phase 1 NM100060 study resulted in the decrease of prepaid expenses in 2005.

At December 31, 2005, we had $1,135,671 in payroll related liabilities as compared to $277,660 at December 31, 2004. The increase is attributable to our significant reduction in staff in December 2005 for which severance payments were accrued, including approximately $740,000 relating to severance accrued upon the departure of Dr. Mo as Chief Executive Officer of the Company on December 15, 2005.

At December 31, 2005, we had $2,785,801 in deferred revenue as compared to none at December 31, 2004. The deferred revenue results from the $4 million up front payment and $973,575 in reimbursements for our preclinical studies received in connection with our licensing agreement with Novartis for our NM100060 nail lacquer. The revenue is being recognized based on the cost-to-cost method over the 32-month period estimated to complete the remaining preclinical studies for NM100060. In 2005, we recognized $2,287,774 in revenue as a result of costs incurred for the preclinical studies during the year. Additionally, in October 2005, we entered into an agreement with a Japanese pharmaceutical company whereby NexMed would provide contract development services for a tape/patch treatment for chronic pain. We received $100,000 as a signing payment. In December 2005, we ceased all development work on this project. The $100,000 signing payment is recorded as deferred revenue in the December 31, 2005 Consolidated Balance Sheet and will be recognized as revenue when the Japanese partner agrees to and the Company completes the technology transfer of development work done to date.

At December 31, 2005, we had $1,178,197 in deferred compensation as compared to $568,000 at December 31, 2004. The increase is attributable to the increase in the net present value of the deferred compensation payments to be made to Dr. Mo beginning July 1, 2006 as the result of his departure as Chief Executive Officer of the Company on December 15, 2005. Pursuant to his employment agreement, Dr. Mo is entitled to deferred compensation in an annual amount equal to one sixth of the sum of his base salary and bonus for the 36 calendar months preceding the date on which the deferred compensation payments commence subject to certain limitations, including annual vesting through January 1, 2007. The deferred compensation will be payable monthly for 180 months commencing on July 1, 2006. The monthly-deferred compensation payment through May 15, 2021 will be $9,158. The present value of these payments amounts to $1,178,197. The present value amount of $568,000 recorded at December 31, 2004 was based on estimated deferred compensation payments beginning approximately July 2013.

Since 2000, we have spent approximately $9.4 million in total for the land, building, manufacturing and lab equipment, related to our East Windsor facility. We are consolidating our operations into this facility which was originally designed for manufacturing with offices and laboratories.

We lease facilities under operating lease agreements expiring through 2007. We also lease equipment from GE Capital under capital leases expiring through 2006 (Note 7 of our Consolidated Financial Statements). The following table summarizes our contractual obligations and the periods in which payments are due as of December 31, 2005:

| Contractual Obligations | Total | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years |
|---|---|---|---|---|---|
| Long-term debt * | $ 6,270,000 | $3,180,000 | $3,090,000 | $ 0 | $ 0 |
| Capital lease obligations | 241,099 | 241,099 | | 0 | 0 |
| Operating leases | 102,923 | 102,923 | 102,923 | 0 | 0 |
| Purchase obligations ** | 6,172,375 | 4,080,960 | 2,091,415 | 0 | 0 |
| Other long-term liabilities*** | 1,648,500 | 109,900 | 329,700 | 329,700 | 879,200 |
| Total | $14,434,897 | $7,714,882 | $5,614,038 | $329,700 | $879,200 |

* Long-term debt consists of two notes that are convertible to common stock at the option of the noteholders.

** Purchase obligations consist of clinical research agreements that can be cancelled at any time with thirty days notice.

The penalty for our cancellation of one of these agreements totaling $4,182,700 is approximately $1.1 million if cancelled prior to 50% completion or 10% of the outstanding contract amount at the time of cancellation if cancelled after the study is 50% complete.

*** Represents the payments to be made according to a deferred compensation agreement. The present value of these payments is recorded on the balance sheet under deferred compensation in the amount of $1,178,197

### Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

### Restructuring

In connection with the restructuring and change in the scope of our business on December 15, 2005, we are also analyzing our product pipeline for opportunities to license or divest some of our products under development, with the goal of focusing attention on product opportunities that would replicate the model of the licensed anti-fungal nail treatment. We have decided to concentrate our development efforts on our non-patch topical products.

As a result, we have significantly cut our monthly expenses by streamlining our operations and we intend to reduce our monthly expenditures to approximately $500,000 by the middle of 2006. To this end, we have not renewed our leases at two locations, and are in the process of consolidating our operations into the East Windsor facility that was originally designed for manufacturing with offices and laboratories. We anticipate the consolidation in facilities will result in savings of approximately $600,000 per year. Further, we are in the process of reducing our staff by approximately 40%, which, with reductions made in December 2005, we expect to result in annual savings of approximately $2.8 million. We have incurred and expensed approximately $170,000 in 2005 in connection with the reduction in staff related to this restructuring. These costs are included in General and Administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2005.

We expect to incur approximately $400,000 of expense in 2006 in connection with the further reduction in staff in 2006 related to this restructuring.

### Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 2 in the Notes to the Consolidated Financial Statements, includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements. Actual results could differ from these estimates. The following is a brief description of the more significant accounting policies and related estimate methods that we follow:

***Income Taxes***—In preparing our financial statements, we make estimates of our current tax exposure and temporary differences resulting from timing differences for reporting items for book and tax purposes. We recognize deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

***Critical Estimate:*** In consideration of our accumulated losses and lack of historical ability to generate taxable income to utilize our deferred tax assets, we have estimated that we will not be able to realize any benefit from our temporary differences and have recorded a full valuation allowance. If we become profitable in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the net operating loss carry-forward, we would immediately record the estimated net realized value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to our combined federal and state effective rates, which would be approximately 40% under current tax laws. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period.

***Long-lived Assets***—We review for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. We have not identified any such impairment losses.

***Critical Estimate:*** Estimated undiscounted future cash flows are based on sales projections for our products under development for which the long-lived assets are used. In 2005 and 2004, we performed a review for impairment of our manufacturing facility based on projections of sales of our product candidates. Overestimating the future cash flows resulting from the commercialization of Alprox TDª may lead to overstating the carrying value of the manufacturing facility by not identifying an impairment loss.

***Revenue Recognition***—Revenues from product sales are recognized upon delivery of products to customers, less allowances for returns and discounts. Royalty revenue is recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and the amounts are considered collectible. Revenues earned under license and research and development contracts are recognized in accordance with the cost-to-cost method outlined in Staff Accounting Bulletin No. 101, as amended, whereby the extent of progress toward completion is measured on the cost-to-cost basis; however, revenue recognized at any point will not exceed the cash received. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract would be made. All costs related to these agreements are expensed as incurred and classified within "Research and development" expenses in the Consolidated Statements of Operations and Comprehensive Loss. Research and development expenses include costs directly attributable to the conduct of our research and development, including salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, costs related to research and development fee agreements, the cost of services provided by outside contractors, including services related to our clinical trials, clinical trial expenses, the full cost of manufacturing drugs for use in research, pre-clinical and clinical development, and the allocable portion of facility costs.

***Critical Estimate:*** In calculating the progress made toward completion of a research contract, we must compare costs incurred to date to the total estimated cost of the project. We estimate the cost of any given project based on our past experience in product development as well as the past experience of our research staff in their areas of expertise. Underestimating the total cost of a research contract may cause us to accelerate the revenue recognized under such contract. Conversely, overestimating the cost may cause us to delay revenue recognized.

***Stock Based Compensation***—In preparing our financial statements, we must calculate the value of stock options issued to employees as well as non-employee contractors. The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model is a generally accepted method of estimating the value of stock options and warrants.

***Critical Estimate:*** The Black-Scholes option pricing model requires us to estimate the Company's dividend yield rate, expected volatility and risk free interest rate over the life of the option. Inaccurately estimating any one of these factors may cause the value of the option to be under or over estimated. See Note 8 of the Consolidated Financial Statements for the current estimates used in the Black-Scholes pricing model.

**Comparison of Results of Operations between the Years Ended December 31, 2005 and 2004.**

***Revenues.*** We recorded revenues of $2,399,161 during 2005 as compared to $359,369 in 2004. The revenue consisted of $9,702 and $9,519, respectively, in royalties on sales of Befar® in Hong Kong and China received from our Asian licensee and $2,389,459 and $349,850, respectively, of revenue recognized on our Novartis licensing agreement in 2005 and research and development agreements with Japanese pharmaceutical companies in 2004.

***Research and Development Expenses.*** Our research and development expenses for 2005 and 2004 were $11,222,099 and $10,684,477 respectively. Research and development expenses included $2,205,019 attributable to Alprox-TD® in 2005, and $3,166,248 attributable to NM100060 with the balance attributable to other NexACT® technology based products and indirect overhead related to research and development, as compared to $2,279,848 for Alprox-TD® and $393,858 for NM100060 during the same period in 2004. We anticipate that research and development expenses related to NM100060 will decrease to a net zero in 2006 as Novartis has taken over all development costs and reimburses us for our remaining preclinical studies. Such reimbursement is shown as licensing fee revenue in the consolidated statements of operations. Additionally, total research and development expenses in 2006 will be lower as compared to 2005 expenses as we have significantly reduced the research and development staff in 2006.

***General and Administrative Expenses.*** Our general and administrative expenses were $6,878,335 in 2005 as compared to $6,979,730 in 2004. The decrease is primarily due to decreased legal expenses in 2005 related to the defense of three lawsuits in 2004 as compared to one in 2005; decreased professional fees in 2005 as compared to 2004, when such fees were considerably higher as a result of initial compliance activities mandated by the Sarbanes Oxley Act of 2002; partially offset by severance payments accrued at year end in connection with our significant reduction in staff in December 2005 including approximately $1,350,000 accrued and expensed relating to severance and deferred compensation upon the departure of Dr. Mo as President and Chief Executive Officer of the Company on December 15, 2005. We anticipate that General and Administrative expenses in 2006 will be significantly lower as compared to 2005 expenses as we have begun to reduce our overhead in 2006 and will be significantly reducing staff in 2006.

***Other Income (Expense).*** Other income was zero during 2005 as compared to other income of $82,271 during 2004. The other income for 2004 consisted of a one-time payment that was received by the Company upon cancellation of one of our research and development agreements with a Japanese pharmaceutical company.

***Interest Expense.*** We recognized $344,352 in interest expense in 2005 as compared to $425,128 in interest expense in 2004. The decrease is due to a decrease in interest expense on our capital leases with

GE Capital as the principal amounts owed decrease over time with our monthly payments over the life of the leases. In 2005, our February 2001 capital lease was paid in full and we therefore no longer incured interest on such lease. The remaining capital leases will be paid in full in 2006 such that our anticipated interest expense in 2006 for these leases will be approximately $7,300.

***Net Loss.*** The net loss was $15,442,438 and $17,023,648 in 2005 and 2004, respectively. The decrease is primarily attributable to the revenue recognized in connection with our worldwide licensing agreement with Novartis for our NM100060 nail lacquer. In 2005, we received $4.8 million in milestone payments and expense reimbursements and recognized $2,389,459 in revenue in accordance with the cost-to-cost method as discussed in Note 3 of the Consolidated Financial Statements.

***Net Loss Applicable to Common Stock.*** The net loss applicable to common stock was $16,550,479 or $0.32 per share for 2005 as compared to $17,023,648 or $0.39 per share for 2004. The decrease in net loss applicable to common stock is primarily attributable to the revenue recognized in connection with the Novartis licensing agreement offset by the deemed dividend to preferred shareholders in 2005 as discussed in note 10 of the Consolidated Financial Statements.

**Comparison of Results of Operations between the Years Ended December 31, 2004 and 2003.**

***Revenues.*** We recorded revenues of $359,369 during the twelve months of operations in 2004 as compared to $110,743 during the same period in 2003. The revenue consisted of $9,519 and $6,206, respectively, in royalties on sales of Befar® in Hong Kong and China received from our Asian licensee and $349,850 and $104,537, respectively, of revenue recognized on our research and development agreements with Japanese pharmaceutical companies. The increase in research and development fee revenue in 2004 was the result of the completion in 2004 of all research and development work associated with these agreements and the recognition of all related revenue.

***Research and Development Expenses.*** Our research and development expenses for 2004 and 2003 were $10,684,477 and $8,439,340 respectively. Research and development expenses included $2,811,523 attributable to Alprox-TD® in 2004, and $2,279,848 attributable to NM100060 with the balance attributable to other NexACT® technology based products and indirect overhead related to research and development, as compared to $2,885,020 for Alprox-TD® and $393,858 for NM 100060 during the same period in 2003. There was a significant increase in expenses related to NM 100060 as preclinical activity increased with the filing of the investigational new drug application in 2004.

***General and Administrative Expenses.*** Our general and administrative expenses were $6,979,730 in 2004 as compared to $5,900,569 in 2003. The increase is largely attributable to increased legal fees related to lawsuits as well as professional fees related to additional compliance activities mandated by the Sarbanes Oxley Act of 2002. In 2004, we increased our general and administrative expenses to the support levels that were necessary to operate the Company under the scaled up Alprox-TD® and other NexACT® -based products development programs.

***Other Income (Expense).*** Other income was $82,271 during 2004 as compared to other expense of $152,867 during the same period in 2003. The other income for 2004 consisted of a one-time payment that the Company received upon cancellation of a research and development agreement with a Japanese pharmaceutical company partially offset by a loss on the sale of marketable securities. The 2003 expense was attributable to the sale at a loss of marketable securities and the disposition of equipment at a loss in order to generate additional cash.

***Interest Expense.*** We recognized $425,128 in interest expense in 2004 as compared to $3,159,338 in interest expense during 2003. The significant decrease was the result of a decrease in the amortization of note discounts related to our convertible notes.

***Net Loss.*** The net loss was $17,023,648 and $17,233,566 in 2004 and 2003, respectively. The slight decrease was primarily attributable to increased revenues and a significant decrease in interest expense offset by an increase in research and development expenses related to our product development programs for Alprox-TD® and NM100060 as well as increased legal fees related to lawsuits and increased professional fees related to additional compliance activities mandated by the Sarbanes Oxley Act of 2002.

***Net Loss applicable to Common Stock.*** The net loss applicable to common stock was $17,023,648 or $0.39 per share for 2004 as compared to $20,351,410 or $0.60 per share for 2003. The decrease in net loss applicable to common stock was primarily attributable to a deemed dividend related to the beneficial conversion feature of our preferred stock issued in 2003 as well as an increase in the total number of weighted average shares outstanding from 33,649,744 to 43,603,546.

**Quarterly Results**

The following table sets forth selected unaudited quarterly financial information for the years ended December 31, 2005 and 2004. The operating results are not necessarily indicative of results for any future period.

| | For the Three Months Ended | | | |
|---|---|---|---|---|
| | **March 31, 2004** | **June 30, 2004** | **September 30, 2004** | **December 31, 2004** |
| Total Revenues | $ 104,199 | $ 189,266 | $ 63,457 | $ 2,447 |
| Loss from Operations | ($3,890,187) | ($4,045,544) | ($4,632,220) | ($4,736,887) |
| Net Loss | ($3,981,566) | ($4,047,634) | ($4,716,253) | ($4,278,195) |
| Basic & Diluted Loss Per Share | $ (0.10) | $ (0.10) | $ (0.10) | $ (.09) |
| | **March 31, 2005** | **June 30, 2005** | **September 30, 2005** | **December 31, 2005** |
| Total Revenues | $ 2,381 | $ 2,329 | $ 2,502 | $2,391,949 |
| Loss from Operations | ($4,564,913) | ($4,325,914) | ($3,134,817) | ($3,675,629) |
| Net Loss | ($4,624,270) | ($4,378,846) | ($3,192,347) | ($3,246,975) |
| Basic & Diluted Loss Per Share | $ (0.09) | $ (0.10) | $ (0.07) | $ (0.06) |

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

We do not hold derivative financial investments, derivative commodity investments, engage in foreign currency hedging or other transactions that expose us to material market risk.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

### INDEX TO FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of NexMed, Inc.:

We have completed integrated audits of NexMed, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

### Consolidated Financial Statements and Financial Statement Schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of NexMed, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations, has limited capital resources and expects to incur future losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### Internal Control over Financial Reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
March 15, 2006

## NEXMED, INC.
## CONSOLIDATED BALANCE SHEETS

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 2,953,781 | $ 7,747,285 |
| Marketable securities and short term investments | 500,000 | 1,384,000 |
| Other receivable | 582,440 | — |
| Debt issuance cost, net of accumulated amortization of $11,742 | 8,035 | — |
| Prepaid expenses and other current assets | 373,935 | 1,399,514 |
| Total current assets | 4,418,191 | 10,530,799 |
| Fixed assets, net | 8,905,716 | 9,714,450 |
| Debt issuance cost, net of accumulated amortization of $11,742 and $12,139 | 8,036 | 27,412 |
| Total assets | $ 13,331,943 | $ 20,272,661 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | $ 690,263 | $ 1,147,840 |
| Payroll related liabilities | 1,135,671 | 277,660 |
| Deferred revenue | 2,785,801 | — |
| Deferred compensation — current portion | 55,200 | — |
| Convertible notes payable — current portion | 3,000,000 | — |
| Capital lease obligation — current portion | 233,827 | 644,050 |
| Total current liabilities | 7,900,762 | 2,069,550 |
| Long term liabilities | | |
| Convertible notes payable | 3,000,000 | 6,000,000 |
| Deferred compensation | 1,122,997 | 568,000 |
| Capital lease obligations, net of current portion | — | 233,826 |
| Total liabilities | 12,023,759 | 8,871,376 |
| Series C 6% cumulative convertible preferred stock | 667,830 | — |
| Commitments and contingincies (Note 15) | | |
| Stockholders' equity: | | |
| Preferred stock $.001 par value, 10,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $.001 par value, 120,000,000 shares authorized, 55,699,467 and 51,687,046 shares issued and outstanding, respectively | 55,700 | 51,688 |
| Additional paid-in capital | 118,281,871 | 113,604,968 |
| Accumulated other comprehensive loss | (9,596) | (10,188) |
| Accumulated deficit | (117,687,621) | (102,245,183) |
| Total stockholders' equity | 640,354 | 11,401,285 |
| Total liabilities, convertible preferred stock and stockholders' equity | $ 13,331,943 | $ 20,272,661 |

The accompanying notes are an integral part of these consolidated financial statements.

## NEXMED, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenue | | | |
| Royalties | $ 9,702 | $ 9,519 | $ 6,206 |
| Licensing and research and development fees | 2,389,459 | 349,850 | 104,537 |
| Total revenue | 2,399,161 | 359,369 | 110,743 |
| Costs and expenses | | | |
| Research and development | 11,222,099 | 10,684,477 | 8,439,340 |
| General and administrative | 6,878,335 | 6,979,730 | 5,900,569 |
| Total costs and expenses | 18,100,434 | 17,664,207 | 14,339,909 |
| Loss from operations | (15,701,273) | (17,304,838) | (14,229,166) |
| Other income (expense) | | | |
| Other income (expense) | — | 82,271 | (152,867) |
| Interest income | 122,071 | 85,000 | 75,574 |
| Interest expense | (344,352) | (425,128) | (3,159,338) |
| Total other expense | (222,281) | (257,857) | (3,236,631) |
| Loss before benefit from income taxes | (15,923,554) | (17,562,695) | (17,465,797) |
| Benefit from income taxes | 481,116 | 539,047 | 232,231 |
| Net loss | (15,442,438) | (17,023,648) | (17,233,566) |
| Deemed dividend to preferred shareholders from beneficial conversion feature | (984,715) | — | (2,942,656) |
| Preferred dividend | (123,326) | — | (175,188) |
| Net loss applicable to common stock | (16,550,479) | (17,023,648) | (20,351,410) |
| Other comprehensive loss | | | |
| Foreign currency translation adjustments | 592 | (13,671) | 3,348 |
| Unrealized gain (loss) on marketable securities | — | — | (3,646) |
| Comprehensive loss | $(15,441,846) | $(17,037,319) | $(17,233,864) |
| Basic and diluted loss per share | $ (.32) | $ (.39) | $ (.60) |
| Weighted average common shares outstanding used for basic and diluted loss per share | 52,528,345 | 43,603,546 | 33,649,774 |

The accompanying notes are an integral part of these consolidated financial statements.

# NEXMED, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock (Shares) | Common Stock (Amount) | Preferred Stock (Shares) | Preferred Stock (Amount) | Additional Paid-In Capital | Accumulated Deficit |
|---|---|---|---|---|---|---|
| Balance at January 1, 2003 | 28,293,719 | 28,294 | — | — | $ 71,381,751 | $ (67,987,969) |
| Issuance of common stock from private placement, net of commission paid | 3,126,655 | 3,127 | — | — | 10,246,854 | — |
| Issuance of common stock upon exercise of options and warrants | 750,795 | 751 | — | — | 916,011 | — |
| Issuance of compensatory options and warrants to consultants | | | — | — | 253,402 | — |
| Issuance of common stock to Board of Directors | 15,268 | 15 | — | — | 54,988 | — |
| Stock based compensation to employees | 186,938 | 187 | — | — | 15,832 | — |
| Issuance of preferred stock with detachable warrants and beneficial conversion feature, net of issue costs | — | — | 800 | $ 1 | 7,396,623 | — |
| Issuance of common stock upon conversion of preferred stock, including dividends paid in stock | 5,170,907 | 5,171 | (800) | (1) | (5,171) | — |
| Discount on convertible notes, including beneficial conversion features and fair value of detachable warrants | — | — | — | — | 2,141,417 | — |
| Issuance of common stock upon conversion of convertible notes, including interest paid in stock | 2,603,160 | 2,603 | — | — | 5,641,970 | — |
| Stock surrendered by officer and retired in payment of loan | (24,315) | (24) | — | — | (119,363) | — |
| Realized loss on sale of securities | — | — | — | — | — | — |
| Amortization of deferred compensation expense | — | — | — | — | — | — |
| Unrealized loss from available-for-sale securities | — | — | — | — | — | — |
| Cumulative translation adjustment | — | — | — | — | — | — |
| Net loss | — | — | — | — | — | (17,233,566) |
| Balance at December 31, 2003 | 40,123,127 | 40,124 | — | — | 97,924,314 | (85,221,535) |
| Issuance of common stock from private placement, net of commission paid | 11,011,978 | 11,012 | — | — | 14,194,674 | — |
| Issuance of common stock upon exercise of stock options and warrants | 200,482 | 200 | — | — | 187,472 | — |
| Issuance of compensatory options and warrants to consultants | — | — | — | — | 330,215 | — |
| Issuance of common stock in payment of interest on convertible notes | 130,673 | 131 | — | — | 243,202 | — |
| Issuance of common stock to employees as bonus | 101,850 | 102 | — | — | 544,427 | — |
| Issuance of common stock in settlement of lawsuit | 118,936 | 119 | — | — | 180,664 | — |
| Amortization of deferred compensation expense | — | — | — | — | — | — |
| Realized loss on sale of securities | — | — | — | — | — | — |
| Cumulative translation adjustment | — | — | — | — | — | — |
| Net loss | — | — | — | — | — | (17,023,648) |
| Balance at December 31, 2004 | 51,687,046 | 51,688 | — | $ 0 | 113,604,968 | (102,245,183) |
| Issuance of common stock upon exercise of stock options and warrants | 578,286 | 578 | — | — | 833,848 | — |
| Issuance of compensatory options and warrants to consultants | — | — | — | — | 82,210 | — |
| Issuance of common stock in payment of interest on convertible notes | 218,545 | 218 | — | — | 303,948 | — |
| Amortization of beneficial conversion feature, discount and issuance costs related to preferred stock | — | — | — | — | (1,032,391) | — |
| Issuance of common stock upon conversion of preferred stock, including dividends paid in stock | 3,215,590 | 3,216 | — | — | 3,479,758 | — |
| Discount on preferred stock, including beneficial conversion features and fair value of detachable warrants | — | — | — | — | 1,009,530 | |
| Cumulative translation adjustment | — | — | — | — | — | — |
| Net loss | — | — | — | — | — | (15,442,438) |
| Balance at December 31, 2005 | 55,699,467 | 55,700 | — | — | $118,281,871 | $(117,687,621) |

The accompanying notes are an integral part of these consolidated financial statements.

| | Deferred Compensation | Foreign Currency translation | Accumulated Other Comprehensive Income (Loss) Unrealized loss on marketable securities | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at January 1, 2003 | $(97,562) | $ 135 | $(101,157) | $ 3,223,492 |
| Issuance of common stock from private placement, net of commission paid | — | — | — | 10,249,981 |
| Issuance of common stock upon exercise of options and warrants | — | — | — | 916,762 |
| Issuance of compensatory options and warrants to consultants | — | — | — | 253,402 |
| Issuance of common stock to Board of Directors | (35,000) | — | — | 20,003 |
| Stock based compensation to employees | 78,294 | — | — | 94,313 |
| Issuance of preferred stock with detachable warrants and beneficial conversion feature, net of issue costs | — | — | — | 7,397,424 |
| Issuance of common stock upon conversion of preferred stock, including dividends paid in stock | — | — | — | (801) |
| Discount on convertible notes, including beneficial conversion features and fair value of detachable warrants | — | — | — | 2,141,417 |
| Issuance of common stock upon conversion of convertible notes, including interest paid in stock | — | — | — | 5,644,573 |
| Stock surrendered by officer and retired in payment of loan | — | — | — | (119,387) |
| Realized loss on sale of securities | — | — | 101,157 | 101,157 |
| Amortization of deferred compensation expense | 34,936 | — | — | 34,936 |
| Unrealized loss from available-for-sale securities | — | — | (3,646) | (3,646) |
| Cumulative translation adjustment | — | 3,348 | — | 3,348 |
| Net loss | — | — | — | (17,233,566) |
| Balance at December 31, 2003 | (19,332) | $ 3,483 | ($ 3,646) | 12,723,408 |
| Issuance of common stock from private placement, net of commission paid | — | — | — | 14,205,686 |
| Issuance of common stock upon exercise of stock options and warrants | — | — | — | 187,672 |
| Issuance of compensatory options and warrants to consultants | — | — | — | 330,215 |
| Issuance of common stock in payment of interest on convertible notes | — | — | — | 243,333 |
| Issuance of common stock to employees as bonus | — | — | — | 544,529 |
| Issuance of common stock in settlement of lawsuit | — | — | — | 180,783 |
| Amortization of deferred compensation expense | 19,332 | — | — | 19,332 |
| Realized loss on sale of securities | — | | 3,646 | 3,646 |
| Cumulative translation adjustment | — | (13,671) | — | (13,671) |
| Net loss | — | — | — | (17,023,648) |
| Balance at December 31, 2004 | $ 0 | ($ 10,188) | $ 0 | $ 11,401,285 |
| Issuance of common stock upon exercise of stock options and warrants | — | — | — | 834,426 |
| Issuance of compensatory options and warrants to consultants | — | — | — | 82,210 |
| Issuance of common stock in payment of interest on convertible notes | — | — | — | 304,166 |
| Amortization of beneficial conversion feature, discount and issuance costs related to preferred stock | — | — | — | (1,032,391) |
| Issuance of common stock upon conversion of preferred stock, including dividends paid in stock | — | — | — | 3,482,974 |
| Discount on preferred stock, including beneficial conversion features and fair value of detachable warrants | — | — | — | 1,009,530 |
| Cumulative translation adjustment | — | 592 | — | 592 |
| Net loss | — | — | — | (15,442,438) |
| Balance at December 31, 2005 | — | $ (9,596) | — | $ 640,354 |

The accompanying notes are an integral part of these consolidated financial statements.

## NEXMED, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Cash flows from operating activities | | | |
| Net loss | $(15,442,438) | $(17,023,648) | $(17,233,566) |
| Adjustments to reconcile net loss to net cash used in operating activities | | | |
| Depreciation and amortization | 953,051 | 996,043 | 1,250,667 |
| Non-cash interest, amortization of debt discount and deferred financing costs | 315,512 | 254,682 | 3,166,072 |
| Non-cash compensation expense | 82,210 | 1,074,859 | 408,636 |
| Non-cash insurance expense (income) | — | — | 3,501 |
| Net loss on sale of marketable securities | — | 8,421 | 94,824 |
| Loss on disposal of property and equipment | 16,371 | 18,982 | 114,542 |
| Increase in other receivable | (582,440) | — | — |
| Decrease (increase) in prepaid expense and other assets | 1,025,579 | 82,912 | (1,109,109) |
| Increase (decrease) in deferred revenue | 2,785,801 | (128,708) | 128,708 |
| Increase (decrease) in payroll related liabilities | 858,011 | (995,643) | 918,311 |
| Increase in deferred compensation | 610,199 | 110,000 | 108,000 |
| Increase (decrease) in accounts payable and accrued expenses | (457,577) | 374,318 | (3,395,927) |
| Net cash used in operating activities | (9,835,721) | (15,227,782) | (15,545,341) |
| Cash flows from investing activities | | | |
| Capital expenditures | (160,694) | (145,809) | (441,297) |
| Proceeds from collection of note receivable | — | 48,341 | 198,348 |
| Purchases of short term investments and marketable securities | (1,500,000) | (1,897,584) | (504,850) |
| Proceeds from sale/redemption of certificates of deposits, marketable securities and short term investments | 2,384,000 | 1,010,079 | 545,200 |
| Net cash provided by (used in) investing activities | 723,306 | (984,973) | (202,599) |
| Cash flows from financing activities | | | |
| Issuance of common stock, net of offering costs | — | 14,205,686 | 10,869,392 |
| Proceeds from exercise of stock options and warrants | 834,426 | 187,672 | 297,349 |
| Issuance of preferred stock, net of offering costs | 4,219,969 | — | 7,396,623 |
| Redemption of preferred stock | (92,027) | — | — |
| Issuance of notes payable, net of debt issue costs | — | — | 7,510,445 |
| Repayment of notes payable | — | — | (950,000) |
| Proceeds from capital lease financing for equipment | — | — | 738,731 |
| Principal payments on capital lease obligations | (644,049) | (898,861) | (673,883) |
| Net cash provided by financing activities | 4,318,319 | 13,494,497 | 25,188,657 |
| Effect of foreign exchange on cash | 592 | (13,671) | 3,348 |
| Net (decrease) increase in cash and cash equivalents | (4,793,504) | (2,731,929) | 9,444,065 |
| Cash and cash equivalents | | | |
| Beginning of year | 7,747,285 | 10,479,214 | 1,035,149 |
| End of year | $ 2,953,781 | $ 7,747,285 | $ 10,479,214 |
| Cash paid for interest | $ 40,185 | $ 120,962 | $ 142,850 |
| Supplemental disclosure of non-cash investing and financing activities: | | | |
| Property and equipment acquired through capital lease obligations | $ — | $ — | $ 738,731 |
| Conversion of debt to common stock | — | — | 5,600,000 |
| Payment of interest in common stock | 304,166 | 243,333 | 275,448 |
| Conversion of preferred stock to common stock | 3,359,648 | — | 2,019,826 |
| Preferred stock dividend paid in common stock | 123,326 | — | 175,188 |
| Amortization of debt discount | — | — | 2,811,110 |
| Deemed dividend to preferred shareholders | 984,715 | — | 2,942,656 |
| Deemed dividend to warrant holders | — | — | 120,717 |
| Repayment of officer loan in stock | — | — | 119,387 |

The accompanying notes are an integral part of these consolidated financial statements.

## NEXMED, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Organization and Basis of Presentation

The Company was incorporated in Nevada in 1987. In January 1994, the Company began research and development of a device for the treatment of herpes simplex. The Company, since 1995, has conducted research and development both domestically and abroad on proprietary pharmaceutical products, with the goal of growing through acquisition and development of pharmaceutical products and technology.

The accompanying consolidated financial statements have been prepared on a basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit of $117,687,621 at December 31, 2005 and expects that it will incur additional losses in the future completing the research, development and commercialization of its technologies. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management anticipates that it will require additional financing, which it is actively pursuing, to fund operations, including continued research, development and clinical trials of the Company's product candidates. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining financing on terms acceptable to the Company. If the Company is unable to obtain additional financing, operations will need to be discontinued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### 2. Summary of Significant Accounting Principles

Significant accounting principles followed by the Company in preparing its financial statements are as follows:

#### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

#### *Translation of Foreign Currencies*

Assets and liabilities of the Company's foreign subsidiaries are translated to United States dollars based on exchange rates at the end of the reporting period. Income and expense items are translated at average exchange rates prevailing during the reporting period. Translation adjustments are accumulated in a separate component of stockholder's equity. Transaction gains or losses are included in the determination of operating results.

#### *Cash and Cash Equivalents*

For purposes of the balance sheets and the statements of cash flows, cash equivalents represent all highly liquid investments with an original maturity date of three months or less.

#### *Marketable Securities and Short Term Investments*

Marketable securities consist of high quality corporate and government securities, which have original maturities of more than three months, at the date of purchase, and equity investments in publicly-traded companies. The Company classifies all debt securities and equity securities with readily determinable market value as "available for sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are carried at fair market value with unrealized gains and losses reported as a separate component of stockholders' equity. Gross realized losses were none, $8,421, and $111,840 for 2005, 2004 and 2003 respectively. For the purpose of determining realized gains and losses, the cost of securities sold was based on specific identification. The Company reviews investments on a quarterly basis for reductions in market value that are other than temporary. When such reductions occur, the cost of the investment is adjusted to its fair value through a charge to other income (expense) in the periods incurred.

A significant amount of our short term investments are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, our investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their contractual maturities, we have the ability and intent to liquidate these securities within one year. As a result of the resetting variable rates, we had no cumulative gross unrealized or realized holding gains or losses from these investments. All income generated from these investments was recorded as interest income.

***Fair Value of Financial Instruments***

The carrying value of cash and cash equivalents, convertible notes payable, accounts payable and accrued expenses and deferred compensation approximates fair value due to the relatively short maturity of these instruments.

***Fixed Assets***

Property and equipment are stated at cost less accumulated depreciation. Depreciation of equipment and furniture and fixtures is provided on a straight-line basis over the estimated useful lives of the assets, generally three to ten years. Depreciation of buildings is provided on a straight-line basis over the estimated useful life of 31 years. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful life or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

***Long-lived Assets***

The Company reviews for the impairment of long-lived assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. No such impairment losses have been recorded by the Company during 2005, 2004 or 2003.

***Revenue Recognition***

Revenues from product sales are recognized upon delivery of products to customers, less allowances for estimated returns and discounts. Royalty revenue is recognized upon the sale of the related products, provided the royalty amounts are fixed or determinable and the amounts are considered collectible.

Revenues earned under licensing and research and development contracts are recognized in accordance with the cost-to-cost method outlined in Staff Accounting Bulletin No. 101, as amended, whereby the extent of progress toward completion is measured on the cost-to-cost basis; however, revenue recognized at any point will not exceed the cash received. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period which it becomes probable. All costs related to these agreements are expensed as incurred and classified within "Research and development" expenses in the Consolidated Statement of Operations and Comprehensive Income.

***Research and Development***

Research and development costs are expensed as incurred and include the cost of salaries, building costs, utilities, allocation of indirect costs, and expenses to third parties who conduct research and development, pursuant to development and consulting agreements, on behalf of the Company.

### *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

### *Loss per Common Share*

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted earnings per share does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on per share amounts.

At December 31, 2005, 2004 and 2003, outstanding options to purchase 5,018,880, 5,215,081, and 5,414,617 shares of common stock, respectively, with exercise prices ranging from $.55 to $16.25 have been excluded from the computation of diluted loss per share as they are antidilutive. Outstanding warrants to purchase 11,030,550, 11,436,691, and 7,272,261 shares of common stock, respectively, with exercise prices ranging from $1.00 to $4.04 have also been excluded from the computation of diluted loss per share as they are antidilutive. Promissory notes convertible into 1,200,000 shares of common stock (see Note 6) in 2005 and 2004 and 923,077 in 2003 have also been excluded from the computation of diluted loss per share, as they are antidilutive. Series C 6% cumulative convertible preferred stock (see Note 10) convertible into 643,382 shares of common stock in 2005 has also been excluded from the computation of diluted loss per share, as it is antidilutive.

### *Accounting for Stock Based Compensation*

As provided by SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123") as amended by SFAS 148, the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense has been recognized to the extent of employee or director services rendered based on the intrinsic value of compensatory options or shares granted under the plans. The Company has adopted the disclosure provisions required by SFAS 123.

Had the Company's stock-based compensation been determined by the fair-value based method of SFAS 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been as follows:

| | For the year ended | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net loss applicable to common stock, as reported | $(16,550,479) | $(17,023,648) | $(20,351,410) |
| Add: Stock-based compensation expense included in reported net loss | 82,210 | 355,800 | 408,636 |
| Deduct: Total stock-based compensation expense determined under fair-value based method for all awards | (1,147,979) | (1,672,545) | (2,211,685) |
| Proforma net loss applicable to common stock | $(17,616,248) | $(18,340,393) | $(22,154,459) |
| Basic and diluted loss per share: | | | |
| As reported | $ (0.32) | $ (0.39) | $ (0.60) |
| Proforma | $ (0.34) | $ (0.42) | $ (0.66) |

Additional disclosures required under SFAS 123 are presented in Note 7.

***Concentration of Credit Risk***

From time to time, the Company maintains cash in bank accounts that exceed the FDIC insured limits. The Company has not experienced any losses on its cash accounts.

***Comprehensive Loss***

The Company has recorded comprehensive loss in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which requires the presentation of the components of comprehensive loss in the Company's financial statements. Comprehensive loss is defined as the change in the Company's equity during a financial reporting period from transactions and other circumstances from non-owner sources (including cumulative translation adjustments and unrealized gains/losses on available for sale securities). Accumulated other comprehensive (loss) income included in the Company's balance sheet is comprised of translation adjustments from the Company's foreign subsidiaries and unrealized gains and losses on investment in marketable securities.

***Accounting Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the valuation of its long-lived assets, estimated cost to complete under its research contracts, and valuation allowances for its deferred tax benefit. Actual results may differ from those estimates.

***Recent Accounting Pronouncements***

In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of SFAS No. 143. This interpretation clarifies that the term *conditional asset retirement obligation* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The provisions of Interpretation 47 are effective for fiscal years ending after December 15, 2005. The adoption of this statement did not have an impact to the Company's financial statement presentation since there have been no conditional asset retirement obligations.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and SFAS No. 3. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. Retrospective application of a change in accounting principle is limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. We will adopt this Statement beginning January 1, 2006.

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs*, an amendment of Accounting Research Bulletin No. 43. This statement amends guidance to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current period charges. Additionally, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact to the Company's financial statement presentation since the Company currently does not have manufacturing inventory costs.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment.* SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. Under SFAS 123(R), companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees.* Instead, companies will be required to account for such transactions using a fair-value method and to recognize compensation expense over the period during which an employee is required to provide services in exchange for the award. The provisions of SFAS 123(R) are effective for fiscal years beginning after June 15, 2005, and apply to all awards that vest after the required effective date and to awards that are granted, modified, repurchased, or cancelled after that date. The Company has revised its assumptions on expected volatility and expected life of stock options related to the Black Scholes calculation in 2005 based on a more detailed analysis of the Company's historical stock price and life of options in preparation of adopting SFAS 123(R). The Company will be adopting the provisions of SFAS123 (R) in 2006 using the modified prospective transition method. For an approximate impact on 2006 results please refer to the pro forma information above in Note 2 "Accounting for stock based compensation" in our consolidated financial statements.

In March 2004, the Emerging Issues Task Force issued EITF 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128". This statement provides additional guidance on the calculation and disclosure requirements for earnings per share. The FASB concluded in EITF 03-6 that companies with multiple classes of common stock or participating securities, as defined by SFAS No. 128, should calculate and disclose earnings per share based on the two-class method. The adoption of this statement does not have an impact to the Company's financial statement presentation as the Company is currently in a loss position.

## 3. Licensing and Research and Development Agreements

On September 15, 2005, the Company signed an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd., ("Novartis") for its anti-fungal product, NM100060. Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and would assume all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay the Company up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, the Company would be eligible to receive royalties based upon the level of sales achieved. The Company is also entitled to receive reimbursements of third party preclinical study costs up to $3.25 million. The Company is permitted to recognize initial up front and preclinical reimbursement revenue from this agreement based on the cost-to-cost method upon technology transfer over the 32-month period estimated to complete the remaining preclinical studies for NM100060. Of the $4,973,575 received through December 31, 2005, the Company recognized licensing revenue in the amount of $2,287,774 that included revenue earned in the third quarter of 2005 but not recognized in the third quarter since the technology transfer was not yet completed. The balance of $2,685,801 is recorded as deferred revenue in the Consolidated Balance Sheet as of December 31, 2005.

In October 2005, the Company entered into an agreement with a Japanese pharmaceutical company whereby NexMed would provide contract development services for a tape/patch treatment for chronic pain. The Company received $100,000 as a signing payment. In December 2005, the Company ceased all development work on this project. The Company is currently sharing the development work done so far with the Japanese partner to determine if a technology transfer should take place. The $100,000 signing payment is recorded as deferred revenue in the December 31, 2005 Consolidate Balance Sheet and will be recognized as revenue if and when the Japanese partner agrees to and the Company completes the technology transfer of development work done to date.

In November 2003, the Company entered into an agreement with a Japanese pharmaceutical company whereby NexMed would provide contract development services for an innovative topical treatment for a form of herpes. The Company received $100,000 as a signing payment in 2003, approximately $87,000 of which the Company recognized as revenue in 2004 and approximately $13,000 of which it recognized as revenue in 2003. In 2004, the Company recognized revenue of approximately $217,000 and incurred expenses of approximately $116,000 related to this agreement. The $217,000 of revenue consisted of the $87,000 deferred from 2003 and $130,000 in milestone payments received in 2004. In September of 2004, the Company completed all development work for this project and will recognize no further revenue.

In November 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop a new local anesthetics gel designed for pain relief associated with dental procedures, superficial skin surgery and skin graft harvesting, and needle insertions. The Company recognized revenue of approximately $41,000 in 2004 and $5,000 in 2003 related to this project. In 2004, the Company incurred expenses of approximately $32,000, completed all development work and will recognize no further revenue related to this project.

In October 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop a tape/patch treatment for chronic pain. The Company recognized revenue of approximately $21,000 in 2003. The second milestone payment of approximately $69,000 was received and recognized as research and development fee revenue in 2004. In 2004, the Company incurred expenses of approximately $40,500 related to this agreement and completed the first phase of development. Upon completion of the first phase of development, the development partner decided to suspend all remaining development work on this project due to new regulatory developments in Japan. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further.

In August 2003, the Company entered into an R&D agreement with a Japanese pharmaceutical company to develop NM 20138, a new once-a-day patch treatment for bronchial asthma, which incorporates an off-patent anti-asthmatic drug compound and the NexACT® technology. The Company recognized revenue related to this project of approximately $21,000 in 2003. The second milestone payment of approximately $23,000 was received and recognized as research and development fee revenue in 2004. In 2004, the Company incurred expenses of approximately $62,000 related to this agreement and completed the first phase of development. Upon completion of the first phase of development, the partner elected not to take the project to the next stage of development due to proprietary reasons. As such, there will be no additional revenue from the Japanese pharmaceutical company should the Company continue to develop this product further. The Company negotiated and received a one-time payment of $90,538 upon cancellation of this agreement, which amount is recorded in other income (expense) for 2003 in the Company's Consolidated Statement of Operations.

**4. Fixed Assets**

Fixed assets at December 31, 2005 and 2004 were comprised of the following:

| | 2005 | 2004 |
|---|---|---|
| Land | $ 363,909 | $ 363,909 |
| Building | 7,425,540 | 7,457,791 |
| Machinery and equipment | 2,640,731 | 993,385 |
| Capital lease - Equipment | 1,310,815 | 2,861,335 |
| Computer software | 596,605 | 565,158 |
| Furniture and fixtures | 342,094 | 342,724 |
| Leasehold improvements | 640,322 | 637,907 |
| | 13,320,016 | 13,222,209 |
| Less: accumulated depreciation | (4,414,300) | (3,507,759) |
| | $ 8,905,716 | $ 9,714,450 |

Depreciation and amortization expense was $953,051, $996,043, and $1,250,667 for 2005, 2004 and 2003 respectively, of which $378,789, $410,833, and $424,778 related to capital leases for the respective years. Accumulated amortization of assets under capital leases was $747,005, $1,207,027 and $796,144 at December 31, 2005, 2004, and 2003, respectively.

**5. Deferred Compensation**

On February 27, 2002, the Company entered in to an employment agreement with Y. Joseph Mo, Ph.D., that has a constant term of five years, and pursuant to which Dr. Mo will serve as the Company's Chief Executive Officer and President. Under the employment agreement, Dr. Mo is entitled to deferred compensation in an annual amount equal to one sixth of the sum of his base salary and bonus for the 36 calendar months preceding the date on which the deferred compensation payments commence subject to certain limitations, including annual vesting through January 1, 2007, as set forth in the employment agreement. The deferred compensation will be payable monthly for 180 months commencing on termination of employment. Dr. Mo's employment was terminated as of December 15, 2005. He has requested that deferred compensation payments begin as of July 1, 2006. The monthly deferred compensation payment through May 15, 2021 will be $9,158. As of December 31, 2005 and 2004, the Company has accrued approximately $1,178,197 and $568,000 respectively, which is included in deferred compensation, based upon the estimated present value of the vested portion of the obligation.

**6. Convertible Notes Payable**

On December 12, 2003, the Company issued convertible notes (the "Notes") in an aggregate principal amount of $6 million. The Notes are payable in two installments of $3 million on November 30, 2006 and May 31, 2007 and are collateralized by the Company's manufacturing facility in East Windsor, New Jersey which has a carrying value of approximately $6.9 million. The Notes were initially convertible into shares of the Company's common stock at a conversion price initially equal to $6.50 per share (923,077 shares). Pursuant to the terms of the Notes, the conversion price was adjusted on June 14, 2004 to the greater of (i) the volume weighted average price of the Company's stock over the six-month period ending on such date and (ii) $5.00. Since the volume weighted average price of the Company's stock during this period was below $5.00, the conversion price was adjusted to $5.00 (1,200,000 shares). Interest accretes on the Notes on a semi-annual basis at a rate of 5% per annum, and the Company may pay such amounts in cash or by effecting the automatic conversion of such amount into the Company's common stock at a 5% premium to the then average market prices.

In April and October 2005, respectively, the Company issued 126,389 shares and 92,156 shares of its common stock as payment of an aggregate of $304,166 in interest on the Notes.

For the years ended December 31, 2005 and 2004, the Company recorded amortization of the debt issuance costs of $11,345 and $11,349, respectively.

## 7. Line of Credit

In February 2001, the Company entered into a line of credit with GE Capital Corporation, which provided for the financing of up to $5 million of equipment (i) for its new East Windsor, NJ manufacturing facility and (ii) for its expanded corporate and laboratory facilities in Robbinsville, NJ. Equipment financed through this facility was in the form of a 42-month capital lease. As of March 31, 2002, the date this line of credit expired, the Company had financed $1,113,459 of equipment purchases. There is no balance remaining under this facility.

In January 2002, GE approved a new credit line, which provided for the financing of up to $3 million of equipment and expired on December 31, 2002. The Company accessed $1,111,427 of the credit line and, as of December 31, 2005, there was an outstanding balance due GE of $38,812 thereunder. Balances due are payable in 42 monthly installments from date of take-down.

In July 2003, GE approved a new credit line, which expired on July 2004 and provided for the financing of up to $1.85 million of equipment. The Company accessed $738,731 of this credit line and, as of December 31, 2005, there was an outstanding balance due GE of $195,015 thereunder. Balances are payable in 36 monthly installments from the date of take-down.

## 8. Stock Options

During October 1996 the Company adopted a Non-Qualified Stock Option Plan ("Stock Option Plan") and reserved 100,000 shares of common stock for issuance pursuant to the Plan. During December 1996, the Company also adopted The NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan ("the Incentive Plan") and The NexMed, Inc. Recognition and Retention Stock Incentive Plan ("the Recognition Plan"). A total of 2,000,000 shares were set aside for these two plans. In May 2000, the Stockholders' approved an increase in the number of shares reserved for the Incentive Plan and Recognition Plan to a total of 7,500,000. Options granted under the Company's plans generally vest over a period of one to five years, with exercise prices of currently outstanding options ranging between $0.55 to $16.25. The maximum term under these plans is 10 years.

The following table summarizes information about options outstanding at December 31, 2005:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $ .55 - 1.85 | 1,600,630 | 7.63 years | $ 1.05 | 1,162,980 | $ 1.02 |
| 2.00 - 3.99 | 1,703,550 | 2.72 years | 2.42 | 1,681,050 | 2.42 |
| 4.00 - 5.50 | 1,602,800 | 4.84 years | 4.21 | 1,487,800 | 4.16 |
| 7.00 - 8.00 | 15,000 | 4.40 years | 8.00 | 15,000 | 8.00 |
| 12.00 - 16.25 | 96,900 | 4.83 years | 15.79 | 96,900 | 15.79 |
| | 5,018,880 | | $ 2.83 | 4,443,730 | $ 2.94 |

A summary of stock option activity is as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2002 | 4,750,755 | $2.92 |
| Granted | 1,110,350 | 2.80 |
| Exercised | (326,074) | 0.88 |
| Cancelled | (120,414) | 6.37 |
| Outstanding at December 31, 2003 | 5,414,617 | $2.94 |
| Granted | 731,150 | 2.41 |
| Exercised | (192,986) | 0.90 |
| Cancelled | (737,700) | 3.22 |
| Outstanding at December 31, 2004 | 5,215,081 | $2.91 |
| Granted | 400,650 | 1.03 |
| Exercised | (106,400) | 1.08 |
| Cancelled | (490,451) | 2.62 |
| Outstanding at December 31, 2005 | 5,018,880 | $2.83 |
| Exercisable at December 31, 2005 | 4,443,730 | $2.94 |
| Exercisable at December 31, 2004 | 3,975,628 | $2.93 |
| Exercisable at December 31, 2003 | 4,269,617 | $2.92 |
| Options available for grant at December 31, 2005 | 1,257,773 | |

The weighted average grant date fair value of options granted during 2005, 2004 and 2003 was $1.03, $2.46, and $2.60, respectively.

The fair value of each option and warrant (note 12) is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in the model:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Dividend yield | 0.00% | 0.00% | 0.00% |
| Risk-free yields | 4.15% | 1.35% - 4.58% | 1.35% - 4.58% |
| Expected volatility | 105% | 100% | 100% |
| Expected option life | 6 years | 1 - 10 years | 1 - 10 years |

## 9. Common Stock

Pursuant to a Common Stock and Warrant Purchase Agreement dated December 17, 2004, the Company closed a private placement of its securities and raised over $7 million in gross proceeds. The Company sold 5,495,310 shares of its common stock at $1.28 per share. The investors also received five-year warrants to purchase 2,198,126 shares of common stock, exercisable beginning six months after closing at a price of $1.47 per share. In addition, the investors also received one-year warrants to purchase 549,536 shares of common stock, exercisable at a price of $2.00 per share.

In June 2004, the Company raised over $8.27 million in gross proceeds from a private placement of its securities. The Company sold 5,516,668 shares of its common stock at $1.50 per share. The investors also received five-year warrants to purchase 1,930,834 shares of common stock, exercisable beginning six months after closing, at an exercise price of $2.00 per share.

**10. Series C 6% Cumulative Convertible Preferred Stock**

On May 17, 2005, the Company sold an aggregate of 445 shares of its Series C 6% cumulative convertible preferred stock (the "Series C Stock") and raised gross proceeds of $4,450,000 ($10,000 liquidation preference per share). Each preferred share of the Series C Stock is initially convertible at the holder's option into approximately 7,353 shares of common stock (total of 3,272,059 shares). Each investor also received for each share of Series C Stock purchased, 4-year detachable warrants to purchase 2,672 shares of common stock (total of 1,188,931 warrants) at an exercise price of $1.43 per share. The Series C Stock can be converted at any time, at the holder's option, into shares of the Company's common stock at an initial conversion value of $1.36. The Company also has the right to force conversion of the Series C Stock, under certain circumstances, at the initial conversion value. Under the terms of the certificate of designation of the Series C Stock, the Company agreed to redeem at the liquidation preference per share or convert the Series C Stock on a quarterly basis, subject, in each case to reduction by previously converted shares of Series C Stock, as follows: $2 million plus accrued dividends on September 30, 2005, $1 million plus accrued dividends each on December 31, 2005 and March 31, 2006 and $450,000 plus accrued dividends on June 30, 2006. As a result of the conversions described below, the Company will redeem no more than $720,000 on March 31, 2006 and $155,000 on June 30, 2006. Any quarterly conversions will be at 95.5% of the then current market price.

The Company valued the warrants using the Black-Scholes pricing model. The Company allocated a relative fair value of $799,844 to the warrants. The relative fair value of the warrants is allocated to additional paid in capital and treated as a discount to the Series C Stock that will not be amortized until such time that the redemption for cash becomes probable. Therefore, the Company will record a deemed dividend to the shareholders of the Series C Stock in proportion to the amount expected to be redeemed at any time redemption for cash becomes probable. Assumptions utilized in the Black-Scholes model to value the warrants were: exercise price of $1.43 per share; fair value of the Company's common stock on the date of issuance of $1.33 per share; volatility of 80%; term of 4 years and a risk-free interest rate of 3.97%.

The allocated value of the Series C Stock contained a beneficial conversion feature calculated based upon the difference between the effective conversion price of the proceeds allocated to the Series C Stock, and the fair market value of the common stock on the date of issuance. As a result, the Company recorded a deemed dividend to the shareholders of the Series C Stock of $636,241 on the issuance date, representing the value of the beneficial conversion feature of the Series C Stock. As the Company had no retained earnings on the date of the deemed dividend, the dividend was recorded as a reduction to additional paid in capital.

The Company also recorded a discount to the Series C Stock of $209,686 based on a contingent beneficial conversion feature which would arise because the Company must adjust the conversion price to be equal to a 4.5% discount to the then common stock price on each respective settlement date. The Company is amortizing this discount, which is treated as a deemed dividend, over the life of the Series C Stock using the effective interest method. For the year ended December 31, 2005, the Company recorded a deemed dividend to the shareholders of the Series C Stock of $196,890 based on the amortization of the beneficial conversion feature through December 31, 2005.

For the year ended December 31, 2005 pursuant to the terms of the Series C Stock, the Company recorded dividends in the amount of $123,326 as a dividend to preferred shareholders in the Consolidated Statements of Operations and Comprehensive Loss.

On September 30, 2005, pursuant to the terms of the Series C Stock, the Company converted 37 preferred shares and accrued dividends through September 30, 2005 of $8,333 at a price of $1.5179 per share. Upon conversion, the Company issued a total of 249,249 shares of common stock. During the quarter ended September 30, 2005, the holders of 365 shares of the Series C Stock converted 236.5 shares and accrued dividends through the various conversion dates of $50,434 at $1.36 per share and the Company issued a total of 1,776,026 shares of common stock.

On December 31, 2005, pursuant to the terms of the Series C Stock, the Company converted 84 preferred shares and accrued dividends through December 31, 2005 of $64,559 at a price of $0.7231 per share. Upon conversion, the Company issued a total of 1,250,946 shares of common stock. As of December 31, 2005, 87.5 shares of preferred stock remained outstanding.

The Company incurred issuance costs associated with the preferred placement of $230,031. The relative fair value of the issuance costs attributable to the Series C Stock of $188,685 will be accreted as a deemed dividend to the holders of the Series C Stock at such time conversion becomes probable. The relative fair value of the issuance costs attributable to the warrants of $41,346 has been recorded as an offset to paid in capital. For the year ended December 31, 2005, the Company amortized $151,584 of the issuance costs as a deemed dividend to the preferred shareholders in the Consolidated Statements of Operations and Comprehensive Loss.

**11. Stockholder Rights Plan**

On April 3, 2000, the Company declared a dividend distribution of one preferred share purchase right (the "Right") for each outstanding share of the Company's common stock to shareholders of record at the close of business on April 21, 2000. One Right will also be distributed for each share of Common Stock issued after April 21, 2000, until the Distribution Date described in the next paragraph. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredths of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.001 par value per share (the "Preferred Stock"), at a Purchase Price of $100.00 per Unit, subject to adjustment. 1,000,000 shares of the Company's preferred stock have been set-aside for the Rights Plan.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten (10) business days following the public announcement of a tender offer or exchange offer that would, if consummated, result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, subject to certain limitations.

Under the terms of the Rights Agreement, Dr. Y. Joseph Mo, who beneficially owned approximately 12.12% of the outstanding shares of the Company's Common Stock as of April 2000, will be permitted to continue to own such shares and to increase such ownership to up to 25% of the outstanding shares of Common Stock, without becoming an Acquiring Person and triggering a Distribution Date.

## 12. Warrants

A summary of warrant activity is as follows:

| | Common Shares Issuable upon Exercise | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at January 1, 2003 | 2,044,908 | $ 5.03 |
| Issued | 5,959,990 | 2.10 |
| Redeemed | (424,811) | 3.96 |
| Cancelled | (307,826) | 14.37 |
| Outstanding at December 31, 2003 | 7,272,261 | 2.32 |
| Issued | 5,128,496 | 1.86 |
| Redeemed | (7,500) | 1.94 |
| Cancelled | (956,566) | 3.67 |
| Outstanding at December 31, 2004 | 11,436,691 | 1.91 |
| Issued | 1,188,938 | 1.43 |
| Redeemed | (471,883) | 1.53 |
| Cancelled | (1,123,196) | 1.99 |
| Outstanding at December 31, 2005 | 11,030,550 | $ 1.83 |

## 13. Income Taxes

The Company has incurred losses since inception, which have generated net operating loss carryforwards of approximately $77 million for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire beginning in 2014 through 2025 for federal income tax purposes. In addition, the Company has general business and research and development tax credit carryforwards of approximately $2 million. Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss carryforwards when an ownership change, as defined by tax law, occurs. Generally, an ownership change, as defined, occurs when a greater than 50 percent change in ownership takes place during any three-year period. The actual utilization of net operating loss carryforwards generated prior to such changes in ownership will be limited, in any one year, to a percentage of fair market value of the Company at the time of the ownership change. Such a change may have already resulted from the additional equity financing obtained by the Company since its formation.

In 2003, 2004 and 2005, the Company was approved by the State of New Jersey to sell a portion of its state tax credits pursuant to the Technology Tax Certificate Transfer Program. The Company has approximately $3.5 million in NJ tax credits left available to sell at December 31, 2005, and was approved to sell $540,580 in 2005, $605,671 in 2004, and $261,000 in 2003. The Company received net proceeds of $481,116, $539,047, and $232,231 in 2005, 2004, and 2003, respectively, as a result of the sale of the tax credits.

The net operating loss carryforwards and tax credit carryforwards resulted in a noncurrent deferred tax benefit at December 31, 2005 and 2004 of approximately $32.8 million and $28.5 million, respectively. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded a valuation allowance of an equal amount on such date to fully offset the deferred tax benefit amount.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision (benefit) for income taxes for the years ended December 31, 2005, 2004 and 2003 are as follows:

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Federal statutory tax rate | (35%) | (35%) | (35%) |
| State taxes, net of federal benefit | (6%) | (6%) | (6%) |
| Valuation allowance | 41% | 41% | 41% |
| Sale of state net operating losses | (3.12%) | (3.16%) | (1.33%) |
| **Provision (benefit) for income taxes** | (3.12%) | (3.16%) | (1.33%) |

For the years ended December 31, 2005, 2004 and 2003, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded, state taxes and other permanent differences.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards.

## 14. Restructuring

On December 15, 2005, the Company announced the departure of Dr. Y. Joseph Mo as President and Chief Executive Officer of the Company. On January 12, 2006, we announced the appointment of Richard J. Berman, who has served on the Board of Directors since 2002, as Chief Executive Officer of the Company.

We have incurred and expensed $176,071 in 2005 in connection with the reduction in staff related to this restructuring. These costs are included in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2005.

The Company had paid out $59,237 of this expense incurred in 2005 related to staff reduction while $116,834 was paid in January and February 2006 and was accrued in payroll related liabilities in the December 31, 2005 consolidated balance sheet.

In addition, the Company accrued and expensed $838,005 related to the termination of Dr. Mo and Kenneth Anderson in December 2005. These amounts were paid in January and February 2006.

## 15. Commitments and Contingencies

The Company is a party to clinical research agreements with commitments by the Company initially totaling approximately $12.8 million. These agreements were amended in October 2005 such that the total commitment was reduced to approximately $4.2 million. These agreements provide that if the Company cancels them prior to 50% completion, the Company will owe the higher of 10% of the outstanding contract amount prior to the amendment or 10% of the outstanding amount of the amended contract at the time of cancellation. At December 31, 2005, this amounts to approximately $1.1 million. The Company anticipates that the clinical research in connection with the agreements will be completed in early 2007.

The Company is a party to several short-term consulting and research agreements that, generally, can be cancelled at will by either party.

The Company leases office space and research facilities under operating lease agreements expiring in 2006. The Company also leases equipment from GE Capital under capital leases expiring in 2006 (Note 7). Future minimum payments under noncancellable operating and capital leases with initial or remaining terms of one year or more, consist of the following at December 31, 2005:

| | Operating | Capital |
|---|---|---|
| 2006 | 117,521 | 241,099 |
| 2007 | 19,848 | |
| 2008 | 11,578 | — |
| Total minimum lease payments | $148,947 | 241,099 |
| Less: amount representing interest | | (7,272) |
| Present value of future minimum lease payments | | 233,827 |
| Less: current portion | | (233,827) |
| Capital lease obligations, net of current portion | | $ — |

The Company also leases office space under short-term lease agreements. Total rent expense was $485,256, $484,053, and $460,643 in 2005, 2004, and 2003 respectively.

## 16. Segment and Geographic Information

The Company is active in one business segment: designing, developing, manufacturing and marketing pharmaceutical products. The Company maintains development and business development operations in the United States and Hong Kong.

Geographic information as of December 31, 2005, 2004 and 2003 are as follows:

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| **Net Revenues** | | | |
| United States | $1,062,550 | $216,891 | $ 12,718 |
| Hong Kong | 1,336,611 | 142,478 | 98,025 |
| | $2,399,161 | $359,369 | $110,743 |

| | December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| **Long-lived Assets** | | | |
| United States | $8,905,716 | $9,714,450 | $10,583,733 |
| Hong Kong | — | — | — |
| | $8,905,716 | $9,714,450 | $10,583,733 |

## 17. Subsequent Event

Pursuant to a Common Stock and Warrant Purchase Agreement dated January 23, 2006, the Company closed a private placement of its securities and raised over $8.3 million in gross proceeds. The Company sold 9,347,191 shares of its common stock at $0.89 per share. The investors also received four-year warrants to purchase 3,738,876 shares of common stock, exercisable beginning six months after closing at a price of $1.11 per share. The warrants would be redeemable by the Company at $0.01 per share if the closing sales price of its common stock is above $5 for ten consecutive trading days as reported on the Nasdaq National Market or other principal exchange.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## ITEM 9A. CONTROLS AND PROCEDURES.

**Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting**

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company's management carried out an evaluation with participation of the Company's Chief Executive Officer and Chief Financial Officer, its principal executive officer and principal financial officer, respectively, of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by this report that the Company's disclosure control and procedures are effective. There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation by the Chief Executive Officer and Chief Financial Officer that occurred during the Company's fourth quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

**Management's Report on Internal Control over Financial Reporting**

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under such framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## ITEM 9B. OTHER INFORMATION.

None.

## PART III.

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Other than as set forth below, information called for by Item 10 is set forth under the heading "Election of Directors" and "Committees of the Board" in our 2006 Proxy Statement, which is incorporated herein by reference, and "Executive Officers of the Registrant" of Part I of this Report.

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, and to all of its other officers, directors and employees. The code of ethics is available at the Corporate Governance section of the Investors page on the Company's website at http://www.nexmed.com. The Company intends to disclose future amendments to, or waivers from, certain provisions of its code of ethics, if any, on the above website within four business days following the date of such amendment or waiver.

## ITEM 11. EXECUTIVE COMPENSATION.

Information called for by Item 11 is set forth under the heading "Executive Compensation" in our 2006 Proxy Statement, which is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Other than as set forth below, information called for by Item 12 is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in our 2006 Proxy Statement, which is incorporated herein by reference.

### EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2005, about shares of our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans (together, the "Equity Plans"):

| | (a) | (b) | (c) |
|---|---|---|---|
| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
| Equity compensation plans approved by security holders ... | 5,018,880(1) | $2.83 | 1,257,773(2)(3) |
| Equity compensation plans not approved by security holders ... | — | — | — |
| Total ... | 5,018,880 | $2.83 | 1,257,773 |

(1) Consists of options outstanding at December 31, 2005 under The NexMed Inc. Stock Option and Long Term Incentive Plan (the "Incentive Plan") and The NexMed Inc. Recognition and Retention Stock Incentive Plan (the "Recognition Plan").

(2) Consists of 936,973 and 320,800 shares of common stock that remain available for future issuance, at December 31, 2005, under the Incentive Plan and Recognition Plan, respectively.

(3) Does not include 2,754,000 options issued to Dr. Mo, former Chief Executive Officer of the Company. These options are vested and have a weighted average exercise price of $2.88. These options will expire on March 14, 2006 if they are not exercised before that time. Upon expiration, these options are available for future issuance under the plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information called for by Item 13 is set forth under the heading "Certain Relationships and Related Transactions" in our 2006 Proxy Statement, which is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information called for by item 14 is set forth under the heading "Principal Accountant Fees and Services" in our 2005 Proxy Statement, which is incorporated herein by reference.

## PART IV.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. Financial Statements:

The information required by this item is included in Item 8 of Part II of this Form 10-K.

2. Financial Statement Schedules:

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule for each of the three years in the period ended December 31, 2005.

Schedule II — Valuation and Qualifying Accounts.

SCHEDULE II

## NEXMED, INC.

## SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at Beginning of Year | Charged to Costs and Expenses | Charged to Other Accounts | Deductions | Balance at End of Year |
|---|---|---|---|---|---|
| **Year ended December 31, 2005** | | | | | |
| Valuation allowance — deferred tax asset | $28,520,370 | $4,339,302 | — | — | $32,859,672 |
| **Year ended December 31, 2004** | | | | | |
| Valuation allowance — deferred tax asset | $23,098,077 | $5,422,293 | — | — | $28,520,370 |
| **Year ended December 31, 2003** | | | | | |
| Valuation allowance — deferred tax asset | $17,901,534 | $5,196,543 | — | — | $23,098,077 |

All other schedules have been omitted because the information is not applicable or is presented in the Financial Statements or Notes thereto.

### 3. Exhibits

| Exhibits No. | Description |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 2.1 filed with the Company's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997). |
| 3.2 | Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003). |
| 3.3 | Certificate of Amendment to Articles of Incorporation of the Company, dated June 22, 2000 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2003). |
| 3.4 | Certificate of Amendment to the Company's Articles of Incorporation, dated June 14, 2005. |
| 3.5 | Certificate of Designation of the Company's Series C 6% Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2005). |
| 4.1 | Form of Common Stock Certificate (incorporated herein by reference to Exhibit 3.1 filed with the Company's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997). |
| 4.2 | Rights Agreement and form of Rights Certificate (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000). |
| 4.3 | Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000). |
| 4.4 | Certificate of Designation of the Company's Series B 8% Cumulative Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003). |
| 4.5 | Form of Warrant dated April 21, 2003 (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003). |
| 4.6 | Form of Common Stock Purchase Warrant dated July 2, 2003 (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003). |
| 4.7 | Form of Warrant dated June 18, 2004 (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 25, 2004). |
| 4.8 | Form of Common Stock Purchase Warrant A, dated December 17, 2004 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004). |
| 4.9 | Form of Common Stock Purchase Warrant B, dated December 17, 2004 (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004). |
| 4.10 | Form of Warrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2005). |

| Exhibits No. | Description |
|---|---|
| 4.11 | Form of Warrant, dated January 23, 2006 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006). |
| 10.1* | Amended and Restated NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 filed with the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001). |
| 10.2* | The NexMed, Inc. Recognition and Retention Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 filed with the Company's Form 8-K filed with the Securities and Exchange Commission on May 28, 2004). |
| 10.3* | Form of Agreement dated November 15, 1995 between NexMed, Inc. and each of Y. Joseph Mo, Ph.D., Vivian H. Liu and Gilbert S. Banker, Ph.D, which are collectively commonly referred to by NexMed, Inc. as the Non-Qualified Performance Incentive Program (filed as Exhibit 4.2 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 22, 1999, including any amendment or report filed for the purpose of updating such information, and incorporated herein by reference). |
| 10.4 | License Agreement dated March 22, 1999 between NexMed International Limited and Vergemont International Limited (incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-KSB filed with the Securities and Exchange Commission on March 16, 2000). |
| 10.5* | The NexMed, Inc. Non-Qualified Stock Option Plan (incorporated herein by reference to Exhibit 6.6 filed with the Company's Form 10-SB/A filed with the Securities and Exchange Commission on June 5, 1997). |
| 10.6* | Employment Agreement dated February 26, 2002 by and between NexMed, Inc. and Dr. Y. Joseph Mo (incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 29, 2002). |
| 10.7 | Letter Agreement dated January 2, 2002, by and among NexMed, Inc. and General Electric Capital Corporation (Incorporated herein by reference to Exhibit 10.8 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 29, 2002). |
| 10.8 | Registration Rights Agreement between the Company and The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002). |
| 10.9 | Mortgage, Security Agreement and Assignment of Leases and Rents by NexMed (U.S.A.), Inc., a wholly owned subsidiary of the Company, in favor of The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated June 11, 2002 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2002) |
| 10.10 | Investor Rights Agreement, dated as of April 21, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2003). |
| 10.11 | Investor Rights Agreement, dated as of July 2, 2003, between the Company and the Purchasers identified on Schedule 1 to the Investor Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on July 17, 2003). |

| Exhibits No. | Description |
| --- | --- |
| 10.12 | Letter Agreement dated July 12, 2003, between NexMed, Inc. and General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2003). |
| 10.13* | Amendment dated September 26, 2003 to Employment Agreement by and between Dr. Y. Joseph Mo and NexMed, Inc. dated February 26, 2002 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2003). |
| 10.14 | Registration Rights Agreement, dated as of December 12, 2003, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004). |
| 10.15 | Form of 5% Convertible Note due May 31, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004). |
| 10.16 | First Amendment of Mortgage, Security Agreement and Assignment of Leases and Rents by NexMed (U.S.A.), Inc., in favor of The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc., dated as of December 12, 2003 (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 13, 2004). |
| 10.17 | Subsidiary Guaranty by NexMed (U.S.A.), Inc., a wholly owned subsidiary of the Company, in favor of The Tailwind Fund Ltd. and Solomon Strategic Holdings, Inc. dated December 12, 2003 (incorporated herein by reference to Exhibit 10.28 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 4, 2004). |
| 10.18 | Common Stock and Warrant Purchase Agreement, dated as of June 18, 2004, between NexMed, Inc. and the Purchases set forth on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 25, 2004). |
| 10.19 | Investor Rights Agreement, dated as of June 18, 2004, between the Company and the Purchasers identified on Schedule 1 thereto (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 25, 2004). |
| 10.20 | License, Supply and Distribution Agreement between the Company and Schering AG, Germany, dated July 1, 2004 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004). |
| 10.21* | Stock Option Grant Agreement between the Company and Leonard A. Oppenheim dated November 1, 2004 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004). |
| 10.22* | Form of Stock Option Grant Agreement between the Company and its Directors (incorporated herein by reference to Exhibit 10.29 of the Company's Form 10-K filed with the Securities and Exchange Commission on March 16, 2006). |
| 10.23 | Common Stock and Warrant Purchase Agreement, dated as of December 17, 2004, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004). |

| Exhibits No. | Description |
|---|---|
| 10.24 | Investor Rights Agreement, dated as of December 17, 2004, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004). |
| 10.25 | Preferred Stock and Warrant Purchase Agreement, dated as of May 16, 2005, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2005). |
| 10.26 | Investor Rights Agreement, dated as of May 16, 2005, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2004). |
| 10.27† | License Agreement, dated September 13, 2005, between NexMed, Inc., NexMed International Limited and Novartis International Pharmaceutical Ltd.(incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2005). |
| 10.28 | Common Stock and Warrant Purchase Agreement, dated as of January 23, 2006, between the Company and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006). |
| 10.29 | Investor Rights Agreement, dated as of January 23, 2006, between the Company and the Purchasers named therein( (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2006). |
| 10.30* | Employment Agreement dated December 21, 2005 by and between NexMed, Inc. and Vivian H. Liu. |
| 10.31* | Employment Agreement dated December 21, 2005 by and between NexMed, Inc. and Mark Westgate. |
| 21 | Subsidiaries. |
| 23 | Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. |
| 31.1 | Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Management compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment with the Securities and Exchange Commission. Such portions have been filed separately with the Securities and Exchange Commission.

## SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXMED, INC.

Dated: March 15, 2006

By: /s/ Richard J. Berman

Richard J. Berman
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Richard J. Berman<br>Richard J. Berman | Director, President and Chief Executive Officer | March 15, 2006 |
| /s/ Mark Westgate<br>Mark Westgate | Vice President, Chief Financial Officer and principal accounting officer | March 15, 2006 |
| /s/ Y. Joseph Mo<br>Y. Joseph Mo | Chairman of the Board of Directors | March 15, 2006 |
| /s/ Arthur D. Emil<br>Arthur D. Emil | Director | March 15, 2006 |
| /s/ Sami A. Hashim<br>Sami A. Hashim | Director | March 15, 2006 |
| /s/ Leonard A. Oppenheim<br>Leonard A. Oppenheim | Director | March 15, 2006 |
| /s/ Martin Wade III<br>Martin Wade III | Director | March 15, 2006 |

## EXHIBIT INDEX

| Exhibits No. | Description |
|---|---|
| 3.4 | Certificate of Amendment to the Company's Articles of Incorporation, dated June 14, 2005 |
| 10.30* | Employment Agreement dated December 21, 2005 by and between NexMed, Inc. and Vivian H. Liu. |
| 10.31* | Employment Agreement dated December 21, 2005 by and between NexMed, Inc. and Mark Westgate. |
| 21 | Subsidiaries. |
| 23 | Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. |
| 31.1 | Chief Executive Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Chief Financial Officer's Certificate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Chief Executive Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Chief Financial Officer's Certificate, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

**Exhibit 31.1**

## CERTIFICATION

I, Richard J. Berman, certify that:

1. I have reviewed this Annual Report on Form 10-K of NexMed, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ Richard J. Berman

Richard J. Berman
Chief Executive Officer

**Exhibit 31.2**

## CERTIFICATION

I, Mark Westgate, certify that:

1. I have reviewed this Annual Report on Form 10-K of NexMed, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ Mark Westgate

Mark Westgate
Chief Financial Officer

**Exhibit 32.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Richard J. Berman, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report of NexMed, Inc. on Form 10-K for the year ended December 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on 10-K fairly presents in all material respects the financial condition and results of operations of NexMed, Inc.

Date: March 15, 2006

By: /s/ Richard J. Berman
Name: Richard J. Berman
Title: Chief Executive Officer

**Exhibit 32.2**

# CERTIFICATION OF CHIEF FINANCIAL OFFICER
# PURSUANT TO
# 18 U.S.C. SECTION 1350,
# AS ADOPTED PURSUANT TO
# SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark Westgate, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge, the Annual Report of NexMed, Inc. on Form 10-K for the year ended December 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on 10-K fairly presents in all material respects the financial condition and results of operations of NexMed, Inc.

Date: March 15, 2006

By: /s/ Mark Westgate
Name: Mark Westgate
Title: Chief Financial Officer



## Officers and Directors

**EXECUTIVE OFFICERS**

Richard J. Berman
*President and CEO*

Vivian Liu
*Executive Vice President*

Mark Westgate
*Vice President and CFO*

## Board of Directors

Y. Joseph Mo, Ph.D.
*Chairman of the Board*

Richard J. Berman
*Director*

Arthur D. Emil
*Director*

Sami A. Hashim, M.D.
*Director*

Leonard A. Oppenheim
*Director*

Martin R. Wade III
*Director*

## Corporate Information

**ANNUAL MEETING**
The Annual Meeting of Stockholders will be held on Monday, June 5, 2006, at 11:00 a.m., at:

NexMed Corporate Headquarters
89 Twin Rivers Drive
East Windsor, New Jersey 08520

**TRANSFER AGENT**
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
South St. Paul, MN 55164-0854
T: (800) 468-9716
F: (651) 450-4033

**SECURITIES COUNSEL**
KMZ Rosenman
New York, New York

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
PricewaterhouseCoopers, LLP
New York, New York

**SEC FORM 10-K AND REQUESTS FOR INFORMATION**
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon request to:

**INVESTOR RELATIONS**
NexMed, Inc.
89 Twin Rivers Drive
East Windsor, NJ 08520
T: (609) 371-8123
F: (609) 426-9116
Email: ir@nexmed.com

You may also request a copy through our web page: www.nexmed.com

**STOCK LISTING**
The Company's common stock is traded on the Nasdaq National Market under the symbol NEXM.

NEXM
NASDAQ
LISTED

**NEXMED, INC.**
89 Twin Rivers Drive
East Windsor, New Jersey 08520

(609) 371-8123 T
(609) 426-9116 F
www.nexmed.com